ARTS CAFE COMMUNITY OWNERS, LLC

(a New York limited liability company)

Form C

Disclosures in Reg CF Offering

July 27, 2025

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

Side by Side Offerings

The Company and a related entity with overlapping management are engaged in two simultaneous offerings of the securities:

- An offering under §4(a)(6) of the Securities Act of 1933, which we refer to as the "Reg CF Offering"; and
- A second offering under §4(a)(6) of the Securities Act of 1933, which we refer to as the "Reg CF HTC Round".

The Reg CF Offering is made by Arts Cafe Community Owners, LLC, while the Reg CF HTC Round is made by Three East Main Owners, LLC. We are using the money from the two offerings for overlapping purposes. Both offerings further the expansion of the Art's Café into 3 East Main Street, a vacant building next door to the Café. The Company may elect to provide a loan to Three East Main Property, LLC which also may receive equity investment from Three East Main Owners, LLC. The Company is also one of the owners, of Art's Cafe Management LLC, the tenant and operator of the cafe, with three seats on the nine-person governing Board

The Reg CF Offering is listed by Three East Main Owners LLC, while the Reg CF Community Round is listed by an affiliate, Art's Cafe Community Owners, LLC, but we are using the money from the two offerings for the same purposes.we are using the money from the two offerings for overlapping purposes with respect to the property located at 3 East Main Street, in Springville, New York. Both offerings further the expansion of the Art's Café into 3 East Main Street, a vacant building next door to the existing Café. Three East Main Property, LLC is the owner of the property, which may receive equity investment from Three East Main Owners, LLC and, potentially, a loan from the Company to assist in the rehabilitation of the property. The Company is also a part owner of Art's Cafe Management LLC, the tenant and operator of the cafe, and has representation on the Board.

The four primary differences between the offerings are as follows;

1. The minimum investment amount in the Reg CF offering is $250 while the minimum investment amount in the Reg CF HTC Round is $5,000;
2. The maximum goal of the Reg CF offering is $250,000 while the maximum goal of the Reg CF HTC Round is $375,000; and
3. The security offered in each offering is an equity interest of Art's Cafe Community Owners, LLC and Three East Main Owners, LLC, respectively, but such equity ownership interests are entitled to different distributions of cash flow and capital proceeds (from each different entity), The investors in Three East Main Owners, LLC will likely receive allocations of New York State and Federal historic tax credits, while investors in Art's Cafe Community Owners, LLC will not, and
4. Voting rights..

When we refer to "the offering" in this Form C we mean the Reg CF Offering, unless indicated otherwise.

§227.201(a) – Basic Information About the Company

Name of Company	Art's Cafe Community Owners, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	New York
Date Company Was Formed (from the Company's Certificate of Incorporation)	01/19/2018
Kind of Entity (Use One)	Limited liability company
Street Address	5 East Main St Springville, New York 14141
Website Address	https://artscafespringville.com/3em/

	2024	**2023**
Total Assets	$282,203	$294,502
Cash & Equivalents	$5,903	$3,202
Account Receivable	$59,788	$74,788
Short-Term Debt	$1,500	$1,500
Long-Term Debt	$69,250	$84,250
Revenues/Sales	$2,827	$5,886
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0

Net Income	$2,701	$2,097

Will the Company use a special purpose vehicle (SPV) in this offering?

YES ______________

NO ______X______

Company Instructions

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Seth Wochensky	
All positions with the Company and How Long for Each Position	**Position:** Manager	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Seth Wochensky has managed multiple renovation projects in the last three years. He is the President of Art's Cafe Management, and in that role manages investor relations and provides guidance on business operations.	
Principal Occupation During Last Three Years	Executive Director of Springville Center for the Arts	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** N/A	**Business:** N/A

Person #2

Name	Martin T. Hoffman, MD	
All positions with the Company and How Long for Each Position	**Position:** Board Member	**How Long:** Since June, 2025
Business Experience During Last Three Years (Brief Description)	Martin Hoffman has served on the Board of Art's Cafe Management, LLC.	
Principal Occupation During Last Three Years	Retired	
Has this Person Been Employed by Anyone Else During the Last Three Years?	____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

Person #3

Name	Melissa Singer DuMars	
All positions with the Company and How Long for Each Position	**Position:** Board Member	**How Long:** Since June, 2025
Business Experience During Last Three Years (Brief Description)	Singer DuMars has run & managed Crown Hill Farm and consulted with service based businesses on five continents. She has served on the Board of Art's Cafe Management, LLC since 2020.	
Principal Occupation During Last Three Years	Self-Employed, Business Owner: Crown Hill Farm & Spirit Biz People	
Has this Person Been Employed by Anyone Else During the Last Three Years?	____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

Person #4

Name	Joseph Williams	
All positions with the Company and How Long for Each Position	**Position:** Board Member	**How Long:** Since June, 2025
Business Experience During Last Three Years (Brief Description)	Joseph has served on the Board of Art's Cafe Management, LLC since 2022.	

Principal Occupation During Last Three Years	Litigation paralegal/legal analyst with Jackson Lewis Law Firm.
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Taft, Stettinious & Hollister	**Business:** Law Firm

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Seth Wochensky
Name	Martin Hoffman
Name	Melissa Singer DuMars
Name	Joseph Williams

§227.201(d) – The Company's Business and Business Plan

Highlights

- **Save a building.** Get discounted coffee & tea.
- **Community-owned.** Invest to join.
- **Bond offerings.** Members can invest in future bond offerings.
- **Social hub.** Artisan bakery, café, arts workshop, performance venue
- **Walkable.** On main street
- **Mixed use.** Cafe + residences
- **Sustainable.** Green roof, open to everyone

About the Change

SMALL CHANGE INDEX™



PEOPLE		PROJECT		PLACE	
Minority-owned		Affordable housing	✓	In an urban metro area	
Community-owned	✓	Renovation	✓	Close to a business district	✓
Diverse workforce	✓	Activates the street	✓	Serves an under-served population	
Diverse construction team	✓	Reduced parking	✓	Walkable	✓
Community benefits agreement	✓	Minimal site impact	✓	Access to public transit	
Community equity participation	✓	LEED-rated		Close to park or public space	✓
Community ownership model	✓	Alternative energy sources	✓	Fresh food easily accessible	✓





Overview

A collapsed building, rescued by a group of passionate citizens—this is the home of Art's Café. Three floors, steeped in history, feature an artisan bakery and café with a connected arts workshop, performance venue, fully accessible green roof, and residences right in the heart of Springville, New York's historic Main Street. Now, after five years of growth, the café is ready to expand.[1]

Adjoining the cafe, 3 East Main is one of the most visible structures in Springville, but its vacancy has been a sad reminder of economic decline on Main Street. The building has sat vacant for years with a leaking roof, leaking pipes and accompanying interior destruction. With thousands of visitors to the cafe and a constant buzz of workshops, performances, language groups and other activity, the contrast between Three East Main and Art's Cafe is stark.

In order to rescue this key property and expand the kind of downtown revitalization initiated by Art's Café, a group of café community-owners pooled their resources and partnered with Springville Center for the Arts to purchase the building, laying the foundation for another chapter of community impact.

The project plans to house an art & artisan food market; expand the café's current food production capacity; add green initiatives such as additional green roof, solar panels and geothermal heating; and create artist housing on the second floor.

Art's Cafe Community Owners, LLC (the "Company") plans to invest in this expansion of the cafe and is offering shares to members of the community and beyond. Owning a piece of Main Street is a way to be a part of Springville's revitalization. Owners receive perks at the cafe such as $1 coffee and tea, discounts, and invitations to special performances or events. Community Owners have a say by voting for the Board.

History of Art's Cafe

[1] https://maps.app.goo.gl/5MQMQJmeeUN5tY288

Located at 5 East Main Street, the café is an Italianate brick building built in 1880. For over a century, 5 East Main served as the home to many thriving businesses.[2] Sadly, after 20 years of neglect, the roof collapsed into the basement, threatening neighboring buildings and passersby. Back taxes, liens, and debris began piling up.

From the beginning, the Art's Cafe project was propelled by community support with Springville residents rallying through an online campaign. Several major State grants were awarded in the areas of historic preservation and community redevelopment. Despite major setbacks along the way, including asbestos discovery, a collapsing rear wall and unstable soils, the interior was cleaned out and Iron Workers Local 6 apprentices erected a steel structure within the old walls. Labor and love were given by carpenters, masons, architects and neighbors. One of the area's first green roofs was installed by a crew of thirty trained volunteers. Through sweat and sacrifice, the structure was rebuilt, floor by floor.

In 2018, Art's Cafe Community Owners, LLC was organized to facilitate community re-investment and ownership in the project. A community-oriented financing approach combined co-op -like ownership shares with historic tax credit allocations. Major construction was completed in December of 2019 with the intent to open in the Spring of 2020.

COVID drastically changed those plans. The bakery opened for retail only that fall. Over the course of 2021-22, the front seating was opened and gradually menu items were added. The cafe has since grown to over half a million dollars in annual sales including 20,000 cookies, 10,000 loaves of bread and sees an average of 200 people each open day on what was very recently a dead corner.

This growth has occurred in a very compact space and the proposed expansion both addresses challenges to the current layout that will make operations more efficient, but also ways to continue the Cafe's growth trajectory and impact the community.

Expansion Project Plans

The expansion project at 3 East Main includes five main priorities:

> **Expanded Kitchen.** Expand the Cafe's kitchen to enhance food production capacity, focusing on greater volume, variety and financial strength.

> **Commissary Kitchen**. Establish a commissary kitchen that can be utilized by local food producers to foster local entrepreneurship and collaboration.

> **Art + Artisan Food Market.** Create a dedicated space for local artists and food artisans to sell their work, focusing on visibility and engagement with the public.

> **Residential Housing.** Develop two residential units on the upper floor to provide affordable housing for Springville residents, particularly artists.

> **Green Initiatives**. Expand the Art's Cafe's green roof to Three East Main Street, install solar panels, install geothermal heating and cooling to maintain cost efficient heating and cooling.

---

[2] Archives of the Springville Journal provided by the Concord Historical Society 1880-1980, 23 N Buffalo Street

Expanded Kitchen

The Cafe's current kitchen is less than 300 square feet including the bakery, dishwashing area, and storage. The preparation of meals occurs within a space smaller than most bedrooms.

The Cafe is currently open only four days a week. It is not commercially viable to expand these hours or the menu without additional kitchen space. As is, staff can't make your sandwich and prepare soup in the same space at the same time.

An expanded kitchen opens up possibilities for higher volume sales by enabling wholesale with other businesses, plus markets and events.

While the mission of the enterprise isn't to increase the number of loaves sold, each sale helps to ensure the ability of our patrons to be in the cafe space experiencing art on the walls, seeing a concert and building community on Main Street. Expanded sales through markets and offsite events are also a strategic marketing approach - they spread the word about Art's Cafe.

Commissary Kitchen

While an expanded kitchen can open up possibilities, the Cafe doesn't need access 24/7. With an efficient layout, the kitchen can be a tool to support additional businesses and build more entrepreneurship on Main Street.

With direct access from the outside, the new prep kitchen will be available for rent to a slate of independent food entrepreneurs. Access to a commercial kitchen is often an impediment to the growth of many small producers. This may be a jam maker, chocolatier, or a food truck operator that could host pop-ups within the cafe.

At present, the entire Art's Cafe bakery operation relies on a freezer smaller than a typical closet. With a large cook line, a range of equipment and things like a larger walk-in freezer, we plan to meet the needs of the cafe and pave the way for dynamic new partnerships.

Art & Artisan Market

Each year Springville Center for the Arts hosts a small art sale for the holidays. With the opening of the cafe, this sale moved into a few shelves within the seating area of Art's Cafe. The response was immediate. While limited in size due to the need for seating, this sale jumped from a few thousand dollars to over $10,000. Many items sold within days. This success opens a little window, showing how to create a thriving retail space connected to the cafe.

The Cafe's clientele demonstrated an interest in the handmade art products but we believe that there are additional untapped retail opportunities. For example, with limited counter space, the Cafe does not display food items it occasionally sells to customers. These specialty items such as flours or higher end staples can be requested but there is no marketing and no capacity to offer grab-and-go items such as soups or pre-made sandwiches.

Retail is the dream for so many businesses but the cost of space can be high and retail itself is a rapidly evolving concept. Despite the online world, we believe there is a growing niche market for art and artisan food and that pairing the existing cafe foot traffic with a retail environment may benefit both the cafe and local artists and entrepreneurs.

With the development of the Commissary Kitchen, we hope that there will be a natural connection to offer products from those businesses. We plan to partner with many local food producers, whether or not they use the Commissary Kitchen, and may include things like a growler filling station, a rack of pies, or a deli case of prepared foods with a rotating daily feature/chef/business to expand our offerings.

Residential Housing

Although we expect a first-floor marketplace to be a great benefit to the artists and producers involved, it is not likely to be highly profitable for the Cafe. Utilizing the second floor as residences helps to enable a more mission-based use on the first floor. Based on local anecdotes, well-designed, updated housing is desirable in Springville, especially with elevator access to the second floor. The addition of second floor living, identified as a critical component of a thriving Main Street environment, could help to support the first-floor businesses. We plan to provide tenant access to the amenities of the building including the common entry and library, laundry, and green roof, all towards making a desirable living space.

Green Initiatives

With the planned installation of a low-maintenance, extensive green roof, the project building should benefit from reduced cooling needs. Combining this green roof with solar panels is expected to increase the efficiency of the panels. With the cafe's all electric kitchen, every kilowatt generated from the solar panels should remain on site, further reducing costs. Additionally, the investment in geothermal heating and cooling should keep operating costs and impact to the environment to a minimum and pave the way for future conversion of the existing cafe HVAC gas and electric units.

Expanded Social Spaces

A seating area is planned adjacent to the existing green roof. On the first floor, we plan to expand the library, home to language classes and many morning quiet get-aways, into the neighboring building. This will offer additional seating, important during times when the main eating areas are closed for events, such as during a ticketed concert. The back door will open to an outdoor seating space.

Much of the construction scope of work at 3 East Main Street is intended to be funded by Three East Main Owners, LLC. We plan to use the funds raised through this offering for additional construction, purchase equipment and as working capital. The expansion also requires modifications to the existing kitchen at 5 East Main Street. Funds may be used to purchase equipment or fund renovations within 5 East Main Street as part of a comprehensive expansion of the operation.

A Family of Mission-Driven Businesses

The growth of Art's Café is supported by a cooperative model. The comprehensive redevelopment of Three East Main Street, and the creation of spaces which have spin off economic impact on Main Street require alternative approaches to financing. The return on investment timeline is longer than practical for traditional financing. To accomplish our goals, we have created a family of mission-driven businesses that are working together to build a community-centered downtown Springville environment.

Art's Cafe Community Owners, LLC

Art's Café Community Owners, LLC (the "Company") was formed in 2018 to facilitate re-investment in 5 East Main Street and the development of Art's Café. The entity currently has 225 members and has invested over $600,000 in downtown Springville to date.

Three East Main Owners, LLC

Three East Main Owners, LLC (3EMO) is a new company that plans to raise funds and invest in the real estate at 3 East Main Street with the goal of receiving Historic Tax Credits. Those Historic Tax Credits flow proportionally to investors.

SCA X, Inc.

SCA X, Inc. is wholly owned by the nonprofit multi-arts center, Springville Center for the Arts, Inc. and overseen by a three-person Board of Directors appointed by the Center. Current Directors are Mark Stevens, Kasey Gaines and Mary Carol Dearing. Seth Wochensky is the President with executive authority. As a taxable entity, SCA X, Inc. is set up to protect and separate the charitable organization as well as allow for a business structure that can access Historic Tax Credits.

Three East Main Property, LLC

Three East Main Property, LLC ("3EMP") owns the real estate at 3 East Main Street and plans to implement renovations in compliance with historic rehabilitation standards to receive Historic Tax Credits. 3EMO will be the Managing Member of 3EMP and will receive 99% of all profits, credit and dividends. SCA X, Inc. will be another member of 3EMP and will receive 1% of all profits, credit and dividends.

Tax Credits, in this case, are expected to be allocated to the members of 3EMP in accordance with their membership interest, in the case of the New York State tax credit, all in the year of placement in service,, with a refund for any tax credits in excess of New York State Tax liability, and in the case of the federal historic tax credit, ratably (i.e. 20% of the total each year) over a five year compliance period, and intended to be allocated in a manner that complies with an IRS Revenue Procedure related to this type of transaction. Pursuant to the Amended and Restated Operating Agreement of 3EMP the ownership interests will "flip" after the end of the fifth year following Placement in Service so that 3EMO will then receive only 5% of profits and losses.

At the end of 2024, the project building was purchased by 3EMP. Funding was received through a loan from SCA X, Inc. for $175,000. This was planned as a one-year loan, ultimately to be replaced by traditional financing at the conclusion of construction. The balance of funding was provided by the Company whose members contributed the proceeds from the sale of a bond.

Three East Main Property, LLC (3EMP) will lease the property to Art's Cafe Management, LLC.

Art's Café Management, LLC

Art's Café Management, LLC (ACM) plans to lease the completed project property and manage the entire facility including apartment rentals, rental of retail spaces and commissary kitchen operations.

ACM operates Art's Cafe, a counter-service food establishment that serves locally sourced products. There are four pillars to the food service operation: Soup, Sandwich, Bread and Beverage. Offerings include scratch-made soups; site-made and naturally fermented bread products such as bagels, sourdough breads and croissants; specialty sandwiches on our breads; coffee and tea drinks; beer and wine in the evening hours.

ACM is a three-way partnership between a group of worker-owners, community-investors through the Company and the arts represented by SCA X, Inc. In profitable years, ACM plans to distribute profits to owners.

ACM is governed by a nine-person Board. The Board approves budgets and policy while a staff management structure runs the day-to-day operations.

The structure with multiple business entities, while complicated, is designed to:

- Ensure compliance with the IRS tax credit Safe Harbor Rev. Proc. 2014-12
- Protect the charitable status of the non-profit arts center
- Allow for a multitude of investors at a small scale
- Allow small businesses and individuals to access the value in the Historic Tax Credits
- Allow for worker ownership
- Ensure the continued mission of the business to have a positive community impact
- Ensure the long-term viability and impact of the business and that the property or business is not closed to extract short-term profits by any one interest
- Prevent a small group of investors or interests from changing the goals of the business
- Allow for the democratic participation of a variety of interests
- Build true community ownership

Due to this arrangement, investors in the Company are unlikely to see a quick return, even if the expansion is a financial success.

Property Description

The Building located at Three East Main Street is an important structure in Springville's East Main-Mechanic Street Historic District because of its architectural and historic significance.

Historical Significance of the Building

Three East Main Street is within a block of buildings that were constructed to replace those destroyed in one of Springville's major fires when Hall's Opera House burned on September 5, 1879. Its two-story height and brick construction are characteristic of the commercial buildings erected at this time when the village was beginning to grow rapidly. Thanks to the coming of the railroads to the town, its population nearly doubled between 1880 and 1896, and there was a great need for buildings to house the many shops, factories, and offices that served this growing population.

Three East Main Street was built by Stephen Spaulding, who, upon returning from the civil war, opened a photography studio on the site in 1867. After the fire and new construction, he placed his studio on the second floor, taking advantage of the many windows and utilizing the flat roof to collect water for both his developing process as well as a toilet room. The first floor boasted a tonsorial parlor operated by E.D..

Bement and a cigar factory in the rear storefront. J.O. Churchill leased the main storefront for general merchandise beginning in 1882.

Spaulding's studio continued until his death in 1923, and the large studio space referred to as South Hall was used at various times for assembly including weekly Free Methodist services with Rev. W.M. Manning (1883) and the organizing of the Woman's Christian Temperance Union (July 17, 1885).

In 1900 the building was purchased by A.L. Winship who converted the first floor to a department store. The Winship family was active in the structure for three generations. Interior stairs were added to a room above which held clothing and in 1906, with the sale of his stock to R.G. Lewis, a new basement sales room for crockery, wallpaper and rubber goods was furnished. Oliver Dake moved his drug store into the space in 1915 where he offered "pure drugs, toilet articles, sundries, cigars, Ice Cream and Sodas." In 1922 The Springville Journal advertised the opening of a Larkin Economy Store with a self-service plan.

1937 saw major alterations with the opening of L.L. Winship's pharmacy. The existing terrazzo floor was added with a vitrolite storefront component, steel girders, and elimination of the rear partition. The interior boasted mahogany soda booths with black Bakelite tops and chromium lights. It operated until approximately 1960. In 1971 Ted Wiltse opened a Liquor store. The Tartar family operated Plaza Pizzeria from 1987-97. In 2000, Ted and Kathy Winkey undertook extensive changes to create the Legacy Restaurant which operated off and on under various ownership until 2021. In recent years it has largely been vacant and has suffered damage from a leaking roof, burst water lines and the structural failure of multiple columns and beams.

Architectural Description of Building

Built in 1880, this two-story, flat-roofed brick building is the corner structure of a three building block that shares an Italianate façade, which the National Register nomination describes as "especially notable for the exuberant design of its second-story façade, which features brick piers between bays, round-arched window openings, recessed square brick panels, and a prominent bracketed metal cornice." This block anchors the southeast corner of Main and Buffalo Streets at the western end of the East Main–Mechanic Streets Historic District.

The building is trapezoidal in plan following the angles of the surrounding streets, three bays wide at the front, 70 feet in depth, and the common wall it shares with its neighbor contains two chimneys. The storefront has been modified more than once and currently has plywood coverings in place of the upper windows and bulkhead though the original cast posts remain exposed. The second floor of the main façade is intact, with a cast iron lintel above the storefront, stone windowsills, brick pilasters separating the three round-headed window openings topped with brick corbels and squares and surmounted by a metal cornice featuring small modillions set between pairs of larger modillions placed above the pilasters. The original two-lite upper sash and two-lite lower sash remain in the upper windows of which there are three on the north facade, five on the west and two on the rear and south facing facade.

The rear elevation faces an alley that runs parallel to Main Street and is paved in asphalt up to the building wall. The second story retains its original fenestration, two segmentally arched window openings. A Juliet balcony was added with steel railings and a modern door set within a low-slung arch. The first story rear has undergone numerous changes with windows enclosed with brick and stainless-steel sheeting, exhaust fans protruding, plus a newer door within a larger arched opening. The brickwork exhibits some deterioration especially at the lower points near the ground.

The side elevation has a second-floor door originally leading to an external covered staircase that was replaced with a modern exterior door with no exterior landing or structure. Steel beams inserted through the wall to enable the removal of an interior column in 1950 remain exposed in the exterior brick. The first-floor features four vinyl windows set in rectangular openings with steel lintels of an unknown era.

A second storefront sits at the south corner of the west facade with a prominent exposure toward the corner of Main and North Buffalo Streets. The original two-over-two large-scale windows on each side of the door have been replaced with brick infill and a transom. The door is of a recent vintage.

The entire exterior was first painted sometime prior to 1950 in a white and black scheme. Large, oversized awnings were added in the 2010s.

The interior was largely altered in 2000 with much of the original interior architectural detail removed. The first floor features a terrazzo floor dating from 1937. Original hexagonal columns had been hidden within partition walls making up a front dining area and bar, and rear bathrooms and kitchen. A beaded wood ceiling remains on the first floor.

Many recent updates such as a dropped ceiling, flooring, carpet, tile, a glass walled partition, larger dining space, bar, and bathrooms have been removed in anticipation of the proposed renovations.

The Development Plan

Design Concept

The design purposefully links the layout at Three East Main Street with the successful operations next door. Art's Cafe, a multi-use redevelopment, integrates café visitors, visiting artists, students and Main Street pedestrians through connected spaces. The goal is to create dynamic intersecting traffic that leads to a thriving streetscape as well as a sustainable business.

Each floor at the new project building is intended to be fully connected to an adjacent space within Art's Cafe.

The first floor is planned to house the artisan food and art market. A large opening near the cafe stage should encourage visitors to explore the wares. With the facade matching the historic, full-height windows of the cafe, the display area is planned to be filled with natural light and highly visible to traffic. The rear library hall will connect to more library seating space, with the goal of increasing the walk-in dinner seating capacity during ticketed concerts. The rear door will open to a small strip of outdoor seating. A side facade and entry is planned to be reconstructed.

We plan to lower the basement to meet the previously lowered floor level of the cafe. At the same time, the cafe scullery will be rearranged with an access point to the new basement near the elevator. Pre-existing exterior stairs and window wells are planned to be re-exposed bringing light and direct access to the commissary kitchen. Greatly expanded dry and cold storage are planned along the common wall.

Plans call for the second floor to be divided into two apartments, accessed through a hall at the neighboring 5 East Main Street. An overhead hip roofed skylight is planned to bring an abundance of light to the interior hall. Each apartment is designed to include a windowed art studio facing this hall to take advantage of the light. This arrangement utilizes the existing common access, stairway and elevator in the neighboring building.

Roof access at the Cafe will be expanded to include a seating area. An extensive (low maintenance) green roof is planned to surround the seating area along with low profile solar panels.

The renovation work must follow Secretary of the Interior / National Parks Service standards for historic preservation and will be reviewed by the Village Historic Preservation Commission and NYS Historic Preservation Office.

The project scope includes:

- Front and Side Storefronts: Using photos from circa 1897-99, rebuild the front and corner storefronts.
- Facades: Remove paint from the exterior brick. Remove lead-based paint from all surfaces. Restore round-top windows and the cornice. Remove any window infill and replace windows. Repoint all brick joints.
- Basement Foundation and Slab: Remove the existing slab and place additional various footers to support the structure. Lower the basement floor to match the cafe side. Repair a bowed foundation wall and repair all damaged surfaces.
- Structural: Repair numerous locations with broken, damaged, cut or burned joists. Replace recent structural band-aids with new steel at each floor level and columns to the basement.
- Roof: Remove many layers of roofing to the original deck. Improve the structure and install a new roof.
- Safety: Install a fire alarm and sprinkler system, including new water service.
- Basement Access: Re-expose original window wells and a stairwell along S Buffalo Street.

Phases

The expansion can be completed in stages depending on funding availability.

Priority 1 Plans: Connect the buildings creating a larger, more visible storefront and basic open space for the market. Develop the residential units on the second floor, providing affordable housing options for local artists. Connect the basement spaces and install necessary infrastructure.

Priority 2 Plans: Fully equip the basement commissary kitchen and refrigeration units. Complete the library seating addition. Fully outfit the market area and install more attractive finishes. Install the green roof, deck and solar panels.

About the Market

Target Market Demographics

The surrounding villages and counties contribute a significant customer base, providing access to young professionals, families, retirees, and a diverse mix of income levels. Springville's median household income of $73,475, with 27% of households earning over $100,000, presents a strong potential for both residential and commercial growth. There is a growing number of people seeking access to arts, culture, and local food products, further enhancing demand for the expanded offerings at Art's Café.[3]

Demand for Café Food

Art's Café has seen increasing customer loyalty, with a shareholder survey (Exhibit G - Community Shareholder Survey) showing that 60% of respondents visit at least once a week. There is demand for expanded hours and menu options, particularly for breakfast offerings and evening specials. 47% of community-owners state that if the Cafe opened earlier and expanded to Tuesday service they would visit more frequently. Additionally, there is interest in offering a more varied menu, which may include specialty items and additional mealtimes.

Shareholder comments emphasize the demand for increased offerings: "I think it's important to continue increasing the offerings available, so customers have a variety of choices." "The café feels like a second home to me…. I have sometimes thought that offering an alternative option during the dinner hour (different from the lunch menu) could bring in more people and add variety to the menu." "Evening specials that would expand the menu would increase the likelihood that I would come during those hours."

Housing Demand

According to the Comprehensive Plan for the Village of Springville, while Springville's population has remained relatively consistent, current demographics reveal a growth in younger age groups. According to the plan, "due to the local demand for housing and the fact that many residents spend more than 30% of their income on housing (i.e. are housing burdened), a near-term challenge will be ensuring a diverse supply of housing that can accommodate a range of lifestyles and incomes. This includes housing that is affordable to young families and accessible to seniors who want to age in place. [4]

By incorporating two residential units in the building expansion, this project directly addresses the demand for affordable living spaces, particularly in a downtown area that is increasingly sought after due to its proximity to local businesses, cultural spaces, and access to Western New York's amenities.

The cafe routinely receives inquiries about the availability of the single, existing apartment at Five East Main Street.

About the Team

The Company is managed by a single manager elected by the Board. Currently the LLC Manager is Seth Wochensky. The Membership votes for the Board.

Three East Main Property, LLC is managed by 3EMO.

3EMO is managed by Seth Wochensky.

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[3] Note: Data from US Census, 2022 5-Year Estimates
[4] 2024 Comprehensive Plan Village of Springville, NY

Seth Wochensky began as part-time Director of Springville Center for the Arts in 2010.[5] Since that time, the organization has grown to encompass multiple facilities and hundreds of arts activities yearly.

Wochensky has overseen the implementation of over $3 million in capital projects, including seven simultaneous state grants from different agencies. He has guided construction for the Arts Center's main facility, an 1869 former church. This has involved historic details, complex bidding requirements, and multiple design phases.

He spearheaded Art's Cafe which took a collapsed Main Street building and transformed it into a performance space, two residences designed for artists, an arts workshop, and a public green roof centered around a community-owned bakery-cafe. To finance the completion of the project, he led a team to craft a novel combination of Historic Tax Credit Syndication and a Direct Public Offering, making smaller shares of tax credits available to 120 local investors.

In addition to arts administration, he is an artist in his own right, having appeared on stage, exhibited artwork, completed large scale installations and produced several CD's. He previously directed several award-winning short films and has production credits including MTV, The Travel Channel, ABC, and The History Channel. He is an avid organic gardener and is co-founder of the nonprofit Green Springville.

Cafe Board

Art's Cafe Management, LLC (ACM) which operates Art's Cafe oversees the cafe operation and ensures that the project works towards improving the community, the workers, and local arts access. In addition to the worker-owners, three members represent our community-owners, and three members represent the interest of Springville Center for the Arts. This Board also acts as an advisor to the proposed expansion project.

Carol Brucato, former owner of the Farmer's Daughter Cafe, Carol is excited to bring good coffee and great food back to downtown Springville. From knowing a good cup of coffee to making her own cheese, Carol is interested in all things food. Carol worked for Wegmans as a Cheese monger and brings years of experience in food service and management to the team. She previously spent thirteen years with Ticketmaster as General Manager for the Western and Central New York region doing contract negotiation, personnel management, budgets, promotional execution, and software support. She programmed events and provided software support for box offices from New England to Virginia. Prior to that she spent four years as Box Office Manager for the Boston Ballet. Carol is an original worker-owner at Art's Cafe.

Allison Duwe. Community organizer, non-profit director and mother, turned baker, Allison first tested her skills at granola, bread, and pizza making in the dining co-ops of Oberlin College. Spending the last several years deepening her knowledge of all things bread, Duwe oversees artisan bread and baking operations at Art's Cafe. Allison also brings her organizational and fundraising talents to the Art's Cafe operation. Allison served from 2006-2012 as the Executive Director of the Coalition for Economic Justice in Buffalo, NY. She is the past President of Springville Center for the Arts, Partnership for the Public Good,

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[5] https://www.linkedin.com/in/e-seth-wochensky-76a690107/

and the Springville GI School Board. She has been recognized by the John R. Oishei Foundation for her leadership skills. She is an original worker-owner.

Mark Stevens (SCA X) retired from a thirty-one-year career at General Motors doing tool set-up, precision grinding and assembly. He was active in the United Auto Workers. He previously worked on the Town of Sardinia seasonal maintenance and groundskeeping crew. He is a member of the Sardinia Historical Society and the Springville Meals on Wheels. He previously served on the Board of Springville Center for the Arts.

Mary Carol Dearing (SCA X). As a Licensed Clinical Social Worker (LCSW-R) and Registered Play Therapist Supervisor (RPT-S), Mary Carol worked as a passionate school social worker in a public school for over 30 years. She formed Grow with Springville, a community development initiative. She volunteers with the Buffalo Audubon Society, Erie-Catt Rail Trail, as well as the SCA Greenskeepers, tending the green roof at Art's Cafe. She previously served on the Board of Springville Center for the Arts.

Katherine (Kasey) Gaines, MD (SCA X). As a medical doctor, Kasey has a passion for the intersection of food, gardening and health. She taught as an assistant and associate professor at SUNY Buffalo, Department of Medicine. Her career spans teaching and attending physician work at ECMC, Gastroenterology Associates, Hospice Buffalo, Buffalo General and more. She has a personal avocation in cooking and nutritional anthropology, supplemented by travel in US and abroad and she has presented numerous times on nutritional issues to medical and lay audiences. She previously served on the ethics committees at Kaleida and Catholic Health and the Bylaws Committee at ECMC. Kasey was active in Scouting for over fifteen years and served on the Board of Springville Center for the Arts.

Missy Singer DuMars (ACCO) comes from a deep tradition of entrepreneurship and business having grown up in a multi-generational family business. She worked in Entertainment Lighting, managing multi-million-dollar projects including Cirque du Soleil and Celine Dion's Caesars Colosseum. From there she transitioned to the Holistic community and now has over 20 years' experience with counseling, teaching, facilitating retreats, and event planning. She supports business owners to grow their business in a way that is authentic, conscious and sustainable. Missy owns and manages Crown Hill Farm where she grows heirloom vegetables, raises heritage poultry and advocates for food diversity and sovereignty. The farm also serves as a venue for groups, events & private retreats.

Martin T. Hoffman, MD (ACCO) (Marty), graduated from Brandeis University in 1968 with a BA in Psychology. He moved to Western NY to attend UB Medical School and graduated in 1972. After completing residency in Pediatrics at Children's Hospital of Buffalo, he joined as one of the original members of Springville Pediatrics. He worked there and at Bertrand Chaffee Hospital for 21 years. He was School Physician for SGI and Consultant Physician for the League for the Handicapped (now Children's League). In 2010 he was appointed as the Medical Director of the Robert Warner MD Rehabilitation Center. He recently retired. Marty's interests include birding, photography, and bird photography.

Joe Williams (ACCO) has 20+ years' experience as a litigation paralegal with a national law firm. He's an avid outdoor enthusiast and supporter of many initiatives including Sierra Club's Clean Water Initiative,

Citizens Campaign for the Environment, Ohio Citizen's Action and Buffalo Blue Way. He enjoys volunteering at Ronald McDonald House, Habitat for Humanity and other programs.

About the Offering

The Company is engaged in a Regulation Crowdfunding (Reg CF) offering (the "Offering") to raise money to expand Art's Cafe, located at Five East Main Street into the neighboring building at Three East Main Street to include a food and art market space, incubator kitchen and housing.

A second simultaneous offering, to raise money for the cafe, is offered through Three East Main Owners, LLC, an affiliate of the Company, at Smallchange.co

Through this offering we are trying to raise a maximum of $250,000, but we will move forward with the Project and use investor funds if we are able to raise at least $250(the "Target Amount"). If we have not raised at least the Target Amount by 11:59 PM EST on April 30, 2026 (the "Target Date"), we will terminate the Offering and return 100% of their money to anyone who has subscribed.

The minimum you can invest in the Offering is $250. Investments above $250 may be made in $250 increments (e.g., $500 or $750, but not $626). An investor may cancel his or her commitment up until 11:59 PM EST on April 28, 2026 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

How will this work for you?

Content Standards: No funding portal communication may predict or project performance, imply that past performance will recur or make any exaggerated or unwarranted claim, opinion or forecast. A hypothetical illustration of mathematical principles is permitted, provided that it does not predict or project the performance of an investment.

With the funds raised through this offering, the Company will make a loan to Three East Main Property, LLC, the building owner, to support the renovations. Three East Main Property, LLC's long-term ability to make loan payments is dependent on receiving rents from Art's Cafe Management, LLC, the Master Tenant and operator of the cafe.

The Company will also make a loan directly to Art's Cafe Management, LLC (ACM) for equipment and working capital and will receive loan payments and a 40% distribution of any profits from the cafe operations. Given projections, large distributions from Art's Cafe Management are unlikely and so it is important that ACM is able to make loan payments.

Therefore, the ability of the Company to be financially successful is ultimately dependent on the success of Art's Cafe Management and the operation of the cafe business.

Please review our Exhibit A for the Company's operating budget, along with that of Three East Main Property LLC and Arts Cafe Management LLC.

A Membership Unit of $250 in Art's Cafe Community Owners, LLC provides the following benefits:

- You can vote for the Board of Directors
- Your coffee/tea will cost just $1
- You'll receive discounts on select meals
- You'll receive advance notice of some events
- You'll receive edible dividends at the annual meeting
- You can participate in our Bond program which accepts debt at 5% interest

Due to the tax credit structure of Art's Cafe and our mission focus, your investment is unlikely to result in any profit distribution within the next five years.

Three East Main Owners, LLC is also offering a security most suitable for those investors who can utilize Historic Tax Credits granted by New York State. The minimum amount of investment is $5,000. See SmallChange.co to learn about this related but separate offering.

§227.201(e) – Number of Employees

Company Instructions
This question asks only for the *number* of your employees, not their names.
- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include employees of the Manager.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions
This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $250. If we have not raised at least the target amount by 11:59 PM EST on April 30, 2026 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $250,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:
This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	_____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$250,000

If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ___**X**___ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $250.00:

Use of Money	How Much (approximately)
Cost of Construction	$237.50
Small Change success fee	$12.50
TOTAL	**$250.00**

If we raise the maximum goal of $250:

Use of Money	How Much (approximately)
Cost of Construction	$94,000
Equipment and startup costs	$141,000
Small Change success fee	$15,000
TOTAL	**$250,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $250. Investments above the minimum may be made in increments of $250.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit C.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on April 28, 2026 (48 hours before the offering deadline).

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Membership Units." The price is $250 for each Share.

We arrived at the price as follows:

● We estimated how much money we need to complete the project.
● We estimated the value of the project when it's completed.
● We estimated what we believe is a fair return to investors.
● Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Membership Units." When you purchase a Membership Unit, you will become an owner of the Company, which is a New York limited liability company. Your ownership will be governed by the Amended Operating Agreement of the Company dated July 4, 2025 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "Operating Agreement." A copy of the Operating Agreement is attached as Exhibit D and a summary as Exhibit E.

Your Right to Distributions

If the Company is profitable, it may (but is not obligated to) make distributions of the net cash of the Company (after reserves) to its owners from time to time as determined by the Manager in his sole discretion.

Obligation to Contribute Capital

Once you pay for your Membership Units, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Voting Rights

Each Member is entitled to one vote for each Membership Unit owned.

No Right to Transfer

Members owning Membership Units may not voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign or otherwise dispose of (collectively, "Transfer") any interest in the company in ways that would conflict with securities, tax credit safe harbor or other law. All Transfers must be approved by the LLC Manager.

Modification of Terms of Units

The terms of the Membership Units may be modified or amended only with the consent of the Manager and the affirmative vote of the Members owning at least 80% of the total interests in the Company.

Other Classes of Securities

As of now, the Company has only one class of securities: Membership Units. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Membership Units.

The Person Who Controls the Company

Members elect the Board through their exercise of voting rights as holders of Membership Units. The board appoints the Company's Manager. Mr. Wochensky is the Manager of the Company and is able to control the day to day business of the Company.

How the Manager's Exercise of Rights Could Affect You

The Manager has day-to-day control over the Company, subject to important limitations discussed below, and the actions of the Manager could affect you in a number of different ways, including these:

● The Company decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
● The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
● The Manager decides how much of its own time to invest in the project.

How the Securities are Being Valued

The price of the Membership Units was determined by the Manager based on the Manager's opinion about the value of the units.

The Manager doesn't expect there to be any reason to place a value on the Membership Units in the future. If we had to place a value on the Membership Units, it would be based on the amount of money the owners of the Membership Units would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

● The risk that the person running the Company will do a bad job.
● The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
● The risk that your interests and the interests of the person running the Company aren't really aligned.
● The risk that you'll be "stuck" in the Company forever.
● The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

Indemnification and Exculpation

The Operating Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as "exculpation." The Operating Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The Operating Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute bad faith, a knowing violation of law, or willful misconduct.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,000; plus

A success fee equal to 6 %.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Liz Duwe	2000	5%	January 1, 2030	Owner Bond
Mark & Sherry Stevens	2000	5%	January 1, 2030	Owner Bond
C. Roc Termini	2000	5%	January 1, 2030	Owner Bond
Carolyn Wong	2000	5%	January 1, 2030	Owner Bond
Lori & Bruce Morrell	2000	5%	January 1, 2030	Owner Bond
Patti Kreinheder	2000	5%	January 1, 2030	Owner Bond
Carol Brucato	2000	5%	January 1, 2030	Owner Bond
Ann Converso	2000	5%	January 1, 2030	Owner Bond
Larry Cline	2000	5%	January 1, 2030	Owner Bond
Barb Reed	2000	5%	January 1, 2030	Owner Bond
Ron & Kristine Macchioni	2000	5%	January 1, 2030	Owner Bond
Kathleen Duwe	3500	5%	January 1, 2030	Owner Bond

Joyce Abbott	4000	5%	January 1, 2030	Owner Bond
Rock Termini	4750	5%	January 1, 2030	Owner Bond
Mike & Connie Pendl	5,000	5%	January 1, 2030	Owner Bond
Bob & Sue Sorensen	5000	5%	January 1, 2030	Owner Bond
John & Mary Jane Miess	5000	5%	January 1, 2030	Owner Bond
Sam Magavern & Monica Angle	5000	5%	January 1, 2030	Owner Bond
Kathleen West	5000	5%	January 1, 2030	Owner Bond
Harold & Linda Blesy	10000	5%	January 1, 2030	Owner Bond

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. We do not have any trade debt.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
● Include only offerings conducted by this entity, not by other entities you might own
● Don't include money invested by the principals of the Company
● Don't include money you've borrowed from banks or other financial institutions
● Don't include credit card debt
● Third parties includes friends and family members
● Do include money you borrowed (not from banks or other financial institutions)
● Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None				

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions
The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
● Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.

- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
    o Anyone listed in your answer to question 227.201(b); or
    o Anyone listed in your answer to question 227.201(c); or
    o If the Company was organized within the last three years, any promotor you've used; or
    o Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
    o Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
None				

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the pursuant to the Limited Liability Company Act of the State of New York on January 19, 2018, and amended on June 27, 2018. Art's Café Community Owners (ACCO) is a New York LLC partnership that was created to assist the Springville Center for the Art's create and develop properties in the village of Springville New York. ACCO has invested in, and is a minor shareholder of Art's Cafe Springville LLC, (ACS) a registered New York State Corporation which was formed for the purpose of expanding Springville Center for the Art's mission throughout the purchase and ownership of the building that hosts the Springville Art's Café.

In addition to ACS, ACCO has a $5,000 stake in Café Management LLC. (ACM) An organization which operates the Springville Art's Café facility.

We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to purchase equipment, invest in the renovation of 3 East Main Street, use as working capital and make modifications to our existing spaces, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will struggle to fund this expansion, and the building may have to be sold.

Capital Resources

As of now, we have invested in, and are a minor shareholder of Art's Cafe Springville LLC, (ACS) a registered New York State Corporation which was formed for the purpose of expanding Springville Center for the Art's mission throughout the purchase and ownership of the building that hosts the Springville Art's Café.

In addition to ACS, we have a $5,000 stake in Café Management LLC. (ACM) An organization which operates the Springville Art's Café facility. Five-year convertible bonds have been issued to members with a 4.25% interest rate (due annually) and minimum investment amount of $2,000 with $500 increments. The company will pay back principal in whole or in part at any time without penalty. The bonds are due in 5 years with an option of renewing for another 5 years or converting to class A Membership. Bond repayment is due after 10 years of issue.

On August 4, 2020, in alignment with our stated purpose, we loaned ACM $71,725 at a 4.25% interest rate payable annually on January 1st of each year. The principal is due in full on August 4, 2030. At the time of the loan, we converted $5,000 of the debt to an equity position leaving $66,725 remaining on the loan. The current receivable balance is $54,250 at December 31, 2024.

We expect to invest funds in the project as soon as we raise money from Investors in this Offering. We may buy equipment or fund leasehold improvements immediately.

Other than the proceeds we hope to receive from the Offering, including amounts invested in the Offering by our principal and affiliates, our only other sources of capital are the aforementioned bond and any loan from the bank.

Historical Results of Operations

Art's Cafe Community Owners has been operational for five years. During this time the Company has consistently serviced debt from bondholders and collected interest from loans made to support the operations at Art's Cafe. Since going operational, the Company underwent one round of membership expansion, accepting 100 additional owners in 2021. Funds generated from this new membership was invested in Art's Cafe primarily to expand the drink menu and purchase equipment.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit F.

Company Instructions
If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule).

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://artscafespringville.com/3em/, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective investors on this Form C, in the business and in Exhibit B: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

The Company has no other important information to share.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to "test the waters") before the offering became effective.

The Company did not test the waters.

EXHIBIT A: OPERATING PROFORMAS

Art's Café Community Owners, LLC

Annual Operating Projection - Detail
Expansion to 3 East Main St

	2025	2026	2027	2028	2029
Investor Capital	$50,000	$50,000	$0	$0	$0
Owner Bond	$375,000	$189,675	$0	$0	$0
Repayment loan from 3EMP	$0	$206,000	$0	$0	$0
Debt Service Paid	$7,080	$25,804	$30,804	$30,804	$30,804
Cash Distribution from ACM	$0	$0	$3,279	$0	$1,856
Total Inflow	**$432,080**	**$471,479**	**$34,083**	**$30,804**	**$32,660**
Loan to 3EMP, LLC	$206,000	$127,000	$0	$0	$0
Loan to ACM	$0	$50,000	$0	$0	$0
Equity Investment in ACM	$47,000	$47,000	$0	$0	$0
Expenses	$7,300	$4,000	$4,000	$4,000	$4,000
Debt Service	$21,604	$402,250	$27,250	$27,250	$27,250
Total Outflow	**$281,904**	**$630,250**	**$31,250**	**$31,250**	**$31,250**
NET	**$150,176**	**-$158,771**	**$2,833**	**-$446**	**$1,410**
	(cash withheld)				
Distribution	**$0**	**$0**	**$2,833**	**-$446**	**$1,410**
Potential distribution For a $250 investment	**$0.00**	**$0.00**	**$2.68**	**$0.00**	**$1.33**

Three East Main Property, LLC
Annual Operating Projection - Detail

	2025	2026	2027	2028	2029
Investment, Loans, Cash					
Investor Capital	$301,000	$0	$0	$0	$0
Grants	$270,000	$0	$0	$0	$0
ACCO Loan (from Bond II)	$206,000	$127,000	$0	$0	$0
SCA X Loan A (Purchase)	$175,000	$125,000	$0	$0	$0
Mortgage / Loan	$0	$200,000	$0	$0	$0
Deferred Developer Fee	$72,000	$0	$0	$0	$0
Master Tenant Lease	$0	$46,221	$46,221	$46,221	$46,221
Total Inflow	**$1,024,000**	**$498,221**	**$46,221**	**$46,221**	**$46,221**
Expenses					
Purchase & Closing	$231,000	$0	$0	$0	$0
Construction Costs	$763,000	$71,000	$0	$0	$0
Debt Service	$25,000	$424,665	$43,665	$43,665	$43,665
Expenses	$5,000	$2,000	$0	$0	$0
Total Outflow	**$1,024,000**	**$497,665**	**$43,665**	**$43,665**	**$43,665**
NET	**$0**	**$556**	**$2,556**	**$2,556**	**$2,556**
To 3EMO (99%)	**$0**	**$551**	**$2,531**	**$2,531**	**$2,531**

Art's Café Management, LLC

Annual Operating Projection - Detail
Expansion to 3 East Main St

	2025	2026	2027	2028	2029
Food Sales:					
Food	$580,260	$615,000	$700,000	$790,000	$800,000
Retail	$7,000	$20,000	$25,000	$30,000	$32,000
TOTAL SALES	$587,260	$635,000	$725,000	$820,000	$832,000
Cost of Sales:					
Food Costs	$147,000	$154,000	$182,000	$220,000	$219,000
Retail	$7,000	$10,000	$12,000	$15,000	$16,000
TOTAL COST OF SALES	$154,000	$164,000	$194,000	$235,000	$235,000
Gross Profit	$433,260	$471,000	$531,000	$585,000	$597,000
Other Income					
Rental Income	$41,400	$86,630	$97,100	$97,100	$97,100
5 Apts, Workshop	$41,400	$41,400	$42,400	$42,400	$42,400
Kitchen Rental		$5,000	$10,000	$10,000	$10,000
3 Apts, etc.		$40,230	$44,700	$44,700	$44,700
Payroll:					
TOTAL PAYROLL	$343,000	$400,000	$440,000	$488,000	$505,000
PRIME COST	$497,000	$564,000	$634,000	$723,000	$740,000
Expenses					
Total Direct Expenses	$61,250	$64,250	$64,250	$64,250	$60,250
Total Occupancy Costs	$51,150	$108,571	$109,371	$110,571	$110,571
NET INCOME (before interest)	$19,260	-$15,191	$14,479	$19,279	$18,279
Loan from ACCO (new)	$0	$50,000	$0	$0	$0
LEAF Loan Debt Service	$16,972	$16,972	$0	$0	$0
ACCO Loan Debt Service	$7,080	$5,680	$10,680	$10,680	$10,680
Micro Loan Debt Service	$2,000	$0	$0	$0	$0
ACCO New Loan Debt Service	$1,320	$3,960	$3,960	$3,960	$3,960
CASH FLOW (Minus Debt, Pre tax)	-$8,112	$8,197	-$161	$4,639	$3,639
Distribution to ACCO (40%)	$0	$3,279	$0	$1,856	$1,456

EXHIBIT B: RISKS OF INVESTING (COMMUNITY ROUND)

THE PURCHASE OF SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF SHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guaranties that you will receive distributions, and you might lose some or all of your money.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future. While the Company doesn't own the Project real estate, it is reliant on the success of the Project for a portion of its revenues (in the form of loan repayment.

Risks of Inflation and Rising Interest Rates: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve responded by raising interest rates significantly. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages, it could affect the ability of tenants to pay rent.

Project-Specific Risks – Put Payment: Following the five-year HTC "compliance period" Three East Main Owners LLC has the ability to require SCA X. Inc. to repurchase its interests. The management board of the Company may design to assume this obligation from SCA X, Inc. and in the event it does so, would be delayed in distributing capital to investors in order to fund this obligation.

Project-Specific Risks – Termination of Lease: The Company does not own the Real Estate where the Project is occurring, instead it is part of the Board which oversees Art's Café Management LLC and owns a portion of that entity. For any number of reasons, Art's Café Management LLC's lease with Three East Main Property LLC could be terminated and the Company would have limited recourse or ability to function in the Three East Main location.

Project-Specific Risks – Restaurant Industry: The Company largely relies on the performance of Art's Café Management LLC and its café operations to generate cash flow and make distributions to its members. Due to rising labor and material costs since the Covid-19 pandemic many restaurants and cafes have had to reduce hours or have failed. There is a risk that the same might happen to Art's Café Management and members of the Company may lose their money or recover it far slower than expected.

Reliance on Three East Main Property, LLC – The Company has extended credit to Three East Main Property LLC, an entity that the Company does not control or manage. The Company is wholly reliant on the performance of this entity to recover its loan and repay its indebtedness. While the Company's management and the management of Three East Main Property LLC are related, that is no guaranty of success of either entity.

Project Value Could Decline: Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic

- Changes in interest rates

- Competition from new and existing properties

- Changes in national or local economic conditions

- Environmental contamination or liabilities

- Changes in the local neighborhood

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects

- Regulatory changes

- Other events outside the Company's control

if the value of the Project does decline, it may mean that the Company will struggle to recoup the funds loaned to Three East Main Property LLC, and by extension, will lack cash flow to distribute to its members.

Incomplete Due Diligence: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

Environmental Risks: As part of its due diligence, the Manager will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

Liability for Personal Injury: As the owner of rental real estate, the Company will face significant potential liability for personal injury claims, *e.g.*, "slip and fall" injuries. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

Limited Warranties from Seller: The Company will likely obtain from the sellers of the Project only very limited warranties. In effect, the Company will buy the Project on an "as is" basis.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events. Even if insurance proceeds are available, Three East Main Property LLC and its owners, will have rights to first receive such condemnation proceeds and there is no guaranty the members of the Company will be repaid therefrom.

Uninsured Losses: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

Need for Additional Capital: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

Dilution of Ownership Interest: If the Company needs more capital it might sell Shares at a lower price than you paid, resulting in "dilution" of your interest.

Operating Expenses: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

ADA Compliance: The Project will be subject to the Americans with Disabilities Act of 1990 (the "ADA"), which requires certain buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can be expensive and burdensome, and the failure to comply could lead to sanctions and expensive delays.

Construction Risks: The Project may require some construction, either ground-up construction or expensive renovations and/or modifications. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, of inclement weather, and construction-site injuries, among others.

Springville is a Limited Market: We believe strongly in the future of Springville and hope the Project will have a positive effect on the Springville community and economy. At the same time, we are aware that the economy of Springville is comparatively very small and might therefore be more readily damaged by adverse events such as an economic downturn.

Real Estate is Illiquid: Real estate is illiquid, meaning it is harder to sell that other kinds of assets, like publicly traded stocks. There is no guaranty that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

Risks of Relying on Third Parties: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Company. You should consider buying Shares only if you are willing to entrust all aspects of the Company's business to the Manager.

Reliance on Management Team: The Manager is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events.

Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Market for the Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Shares:

- There will be no public market for your Shares, meaning you could have a hard time finding a buyer.

- By law, you may not sell your Shares for one year except in limited circumstances (*e.g.*, to accredited investors or back to the Company).

- [Under the LLC Agreement, the Shares may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.]

- [The Manager has the right to impose conditions on the sale of Shares, and these conditions might not be acceptable to you.]

- [If you want to sell your Shares, the Manager has a first right of refusal to buy them.]

[Taking all that into account, you should plan to own your Shares until the Project is sold.]

No Registration Under Securities Laws: Neither the Company nor the Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

Reduction in Your Subscription: If we receive subscriptions from accredited investors for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Shares than you intended, or none at all.

Lack of Cash to Pay Tax Liabilities: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

The Subscription Agreement Limits Your Rights: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Shares:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in New York State, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

The LLC Agreement Limits Investor Rights: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Shares.

Breaches of Security: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.

EXHIBIT C: REG CF INVESTMENT AGREEMENT

ART'S CAFE COMMUNITY OWNERS, LLC

This is an Investment Agreement, entered into on _____ by and between Art's Cafe Community Owners, LLC (the "Company") and _____ ("Purchaser").

Background

I. The Company is offering for sale certain of its securities on www.SmallChange.co (the "Platform").

II. The Company and its members are parties to an agreement captioned "Art's Cafe Community Owner, LLC Operating Agreement" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2. **Purchase of Shares**.

    2.1. **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company limited liability company interests designated as _____ [Number of Shares] "Shares" for _____ [Purchase Price] (the "Shares").

    2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3. **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6. **Your Promises**. You promise that:

    6.1. **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay for any damages, including attorneys' fees incurred in defending against any claims.

6.2.   **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4.   **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9.   **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.   **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12.   **Past Performance**. You understand that even if any of the principals of the Company have been successful with other projects, we might not be successful with this project.

6.13.   **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank

Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17.   **Disclosure**. You understand that we may release confidential information about you to government authorities and non-governmental financial regulatory organizations if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such entities pursuant to applicable laws, regulations, or policies.

6.18.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20.   **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.   **No Inconsistent Statements**. If any person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document, you understand that such statements are not to be relied upon.

6.22.   **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.   **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.   **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25.   **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1.   **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2.   **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3.   **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26.   **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1.   **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2.   **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3.   **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4.   **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5.   **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6.   **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7.   **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8.   **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9.   **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10.   **Governing Law**. Your relationship with us shall be governed by the internal laws of the State of New York, without considering principles of conflicts of law.

11.   **Arbitration**.

11.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in the State of New Yokr, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5.   **No Class Action Claims**. NO ARBITRATION OR LITIGATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.   **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13.   **Notices**. All notices between us will be electronic. You will contact us by email at artscafespringville@gmail.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES.

This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16.   **Effect of Acceptance**. Even when we accept your subscription by countersigning below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17.   **Miscellaneous Provisions**.

    17.1.   **No Transfer**. You may not transfer your rights or obligations.

    17.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

    17.3.   **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

    17.4.   **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

    17.5.   **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: Art's Cafe Community Owners, LLC

By: _____

   E. Seth Wochensky, Manager

Exhibit D: LLC Agreement

Art's Café Community Owners, LLC

A New York Limited Liability Company

OPERATING AGREEMENT

Amended: July 4, 2025

Approval pending the assignment of all previous Class C Membership Units to the Company and the written approval of 80% of the existing Membership Units.

Table of Contents

Section 1. Corporate Affairs

1.1 Name of Company. The business of the Company will be conducted under the Art's Café Community Owners, LLC. (hereinafter "Company"), or such other name upon which the Members may unanimously agree.

1.2 Formation of Company. Effective January 19, 2018, the Members formed a limited liability company under the name Art's Café Community Owners, LLC on the terms and conditions of the Operating Agreement (Agreement) and pursuant to the Limited Liability Company Act of the State of New York (Act). The Members filed with the appropriate agency within the State of New York charged with processing and maintaining such record all documentation required for the formation of the Company. The rights and obligations of the parties are provided in the Act except as otherwise expressly provided in this Agreement.

1.3 Office. The Company will maintain its principal business office within the State of New York at the following address: 5 East Main Street, Springville, New York 14141.

1.4 Purpose. Art's Café Community Owners, LLC is a limited liability company, is to provide support to the 5 East Main Street, Springville redevelopment project, Art's Café and other related projects, including, but not limited to, providing low-interest loans or investment with the goal of creating a material positive impact on society and the environment, taken as a whole, from the business and operations of the Company.

1.5 Registered Agent. There shall be no registered agent until and unless the parties agree to have such.

1.6 Term. The term of the Company commenced on January 19, 2018 and shall continue perpetually unless sooner terminated as provided in this Agreement.

1.7 Members. There shall be one class of Members known as Community-Owners, with the rights and obligations as set forth below.

1.8 Admission of New Members. As provided in this Agreement, additional Members may be admitted through the issuance of a new interest in the company as spelled out below.

1.9 Annual Meeting and Representatives to Other Entities. There shall be an annual meeting of the Members at a place, date and time to be set by the Manager. The members present at such meeting shall have the right to vote for the Board of Directors.

1.10 Emergency Meeting. An emergency of the membership may be called, with at least 72 hours' notice, either by the manager or by a written request signed by at least 20% of the membership units.

Section 2. Members (Community-Owners)

2.1. Members. Community-Owner Members may be admitted to the Company through issuance of a new interest in the Company. Membership is available to any person or entity who purchases one Unit and is approved by the LLC Manager.

2.2. Capital Contribution. Each new Member shall purchase at least one Unit for $250.00 in cash or a contribution of equivalent value as described in 6.15. Members shall be allowed to purchase additional units. No Member shall be obligated to make any additional contribution to the Company's capital.

2.3. Voting Rights. Each Member is entitled to one vote for each Unit owned.

2.4. Profit Sharing. Membership Interests are entitled to 100% of all earnings, losses, credits or other distributions of the company.

2.5. Member Internal Capital Accounts. Capital Contributions for Membership Units and allocated profit sharing amounts for Membership Units will be credited to the Internal Capital Accounts of Members. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this agreement.

2.5.1 Allocation of Profits. The amount allocated to the Member Interests shall be allocated pro rata to the Members individual Internal Capital Accounts based upon the number of Units owned.

2.6. Transfer Restrictions. Members may not voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign or otherwise dispose of (collectively, "Transfer") any interest in the company in ways that would conflict with securities, tax credit safe harbor or other law. All Transfers must be approved by the LLC Manager.

2.7. Death, Incompetency or Bankruptcy of Member. On the death, adjudicated incompetence, or bankruptcy of a Member, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) will receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction and credit (the "Economic Rights").

2.7.1 Any transfer of Economic Rights will not include any right to participate in the management of the Company, including any right to vote, consent to, and will not include any right to information on the Company or its operations or financial condition. Following any transfer of only Economic Rights of a Member's Interest in the Company, the transferring Member's power and right to vote or consent to any matter submitted to the Members will be eliminated, until the transferee of the Economic Right becomes a fully substituted Member as determined by the LLC Manager.

2.7.2 Repurchase of Economic Interest. Any person possessing only economic rights may request that the Company repurchase an Interest and the Manager shall have the power but not the obligation, in his or her sole discretion, to repurchase such interest in the manner determined by the Manager, but only if such repurchase is in the best interests of the Company.

2.8 Repurchase of Member Interests. After a ten-year period following the date of investment, a Member may request that the Company repurchase his or her interest. The Company may repurchase an Interest and the Manager shall have the power but not the obligation, in his or her sole discretion, to repurchase such interest in the manner determined by the Manager, but only if such repurchase is in the best interests of the Company.

2.9 Repurchase price. In any transaction pursuant to 2.7 or 2.8, the purchase price shall be the amount in the Member's Internal Capital Account.

SECTION 3 ALLOCATION OF PROFITS AND LOSSES AND DISTRIBUTIONS.

3.1   Profits/Losses. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company.

3.2.   Distributions. The Company shall determine and may, but is not obligated to distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, including a reasonable reserve, as determined by the Manager(s), in his or her sole discretion.

3.3.   No Right to Demand Distribution or Return of Capital. No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member shall have any drawing account or drawing rights in the Company.

SECTION 4. BOARD OF DIRECTORS

4.1. The Board. The Board shall be responsible for overseeing the overall strategic direction, financial health, and operational performance of the Company.

4.2 Number of Directors. The number of Directors shall be between three and nine elected for a three-year term at the annual meeting.

4.2.1 Initial election. Upon the acceptance of these amendments by the Membership, Missy Singer DuMars, Martin Hoffman and Joseph Willliams shall be the initial Board Members. At the next Annual Meeting, the candidate with the highest vote count shall be elected to a three-year term, next highest to a two-year term and any others to a one-year term so that Board terms are staggered. This clause shall automatically be removed from the Operating Agreement after the next Annual Meeting.

4.3. Qualification. The Board shall be composed of existing owners of Membership Units in good standing.

4.4. Resignation. A Director may resign effective upon giving written notice to the Chairperson of the Board.

4.5. Removal. A Director may be removed from office by the Board of this Company for cause by a two thirds majority vote of the full Board. Cause shall only include situations where the director's continued participation on the Board presents an economic or potential economic negative impact such as bankruptcy, mental incapacitation, legal prosecution or other events that could impact any existing or proposed licenses issued to the Company, or willful disregard for the well-being of the Company.

4.6. Vacancy. In the event of a vacancy the remaining Directors may exercise the powers of the full Board until the vacancy is filled except as otherwise proscribed in this Operating Agreement.

4.7. Meetings. Regular meetings of the Board must be held in Springville, New York at such times as the Board may determine but at least annually. Special meetings of the Board may be called at any time by the LLC Manager, by the Chairperson or at the request of three or more Directors. All meetings are open to the Membership of the Company.

4.8. Notice of Meetings. Notice of the time, place and purposes of any meeting of the Board shall be given to each Director by the President or their assigns in person, by telephone, by mail or electronic communication not less than seven days before the meeting unless all Directors consent in writing to a shorter notice time period for any specific meeting.

4.9. Quorum. At any meeting of the Board, a minimum of three or ⅔ of Directors then in office, whichever is greater, shall constitute a quorum.

4.10. Action at a Meeting. If a quorum is present, any action may be taken by the Board by a two-thirds (2/3) majority vote of those Directors present, unless a larger number is required by law, the Articles, or this Operating Agreement. Action may only be made through Board vote. Individual Directors do not have any authority except that authority assigned to them from time-to-time by the Board.

4.11. Action Without a Meeting. Any action may be taken without a meeting if all of the current Directors consent in writing to the action. The written consent is then filed with the minutes of the next regular meeting and is treated as a vote of the Directors for all purposes.

4.12. Conflicts of Interest. In any transaction considered by the Board with a nonmember of the Company, a Director must disclose any substantial financial interest with that nonmember so that the majority of non-interested Directors may vote whether to exclude the interest Director from voting on that specific matter.

4.13. Board Officers. A Chairperson and Clerk shall be elected annually by the Board at its first meeting of the year. Any Officer may be removed at any time by a majority vote of the Directors. The Chairperson of the Board shall preside at all meetings. The Board Clerk shall maintain records of the Company, including meeting minutes and a record of membership, at the Company's principal place of business.

4.14 Manager Selection. The Board will select an LLC Manager who shall represent the Board in business matters described below. Compensation may be determined by the Board.

4.15 Powers Reserved for the Board and Membership. All decisions relating to the day-to-day management of the affairs of the Limited Liability Company will be made by the Manager, except that the following decisions are reserved to the Board: (a) to appoint, remove and replace the Manager; (b) to vote for representatives to serve on the governing board of any other entity where representation is granted to this Company; (c) establishment of any annual budget and compensation; (d) the initiation of a public membership campaign; (e) granting of Membership Units in return for labor or other contributions made either directly to the company or made on behalf of the Company for a related project;

And, the following decisions are reserved to the Members by vote or written consent of Members representing 80 percent of the Percentage Interests in the Limited Liability Company; (f) to merge or consolidate the Limited Liability Company with another entity; (g) to amend this Agreement; (h) to dissolve the Limited Liability Company pursuant to Section 9. For any of the matters for which Members have voting rights, such votes may be exercised by proxy.

SECTION 5.   POWERS AND DUTIES OF MANAGER

5.1   Managed by Manager. The business and affairs of the Limited Liability Company will be managed and conducted by a Manager appointed annually by the vote of the Board. The Manager will have the exclusive right to manage the affairs of the Limited Liability Company and handle all matters arising in connection therewith, excepting those powers reserved to the Board or Membership as specified above or law.

5.2   General Duties. The parties have caused the filing with the Secretary of State of the State of New York of the Articles of Organization of the Limited Liability Company. The Manager shall take all action that may be necessary or appropriate for the continuation of the valid existence of the Limited Liability Company as a limited liability company under the laws of the State of New York (and each other jurisdiction in which such existence is necessary to protect the limited liability of the Members or to enable the Limited Liability Company to conduct the business in which it is engaged).

5.3   Tax Duties. The Manager shall prepare or cause to be prepared and shall file on or before the due date (or any extension thereof) any federal, state or local tax or information returns required to be filed by the Limited Liability Company.

5.4   Authority. Any person doing business with or otherwise dealing in any transaction whatsoever with the Manager acting as such is entitled to rely fully on the Manager's power and authority to bind the Limited Liability Company in that business or transaction with the exception of rights reserved to the Board or Membership which authorize the Manager to take such action.

5.5   Manager's Standard of Care; Elimination of Liability. The Manager shall perform its duties as Manager in good faith and with that degree of care that an ordinary prudent

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person in a like position would use under similar circumstances. The Manager will have no liability to the Limited Liability Company or its Members for damages for any breach of duty in such capacity, provided that the foregoing will not eliminate the liability of the Manager if a judgment or other final adjudication adverse to the Manager establishes that (a) the Manager's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (b) the Manager personally gained a financial profit or other advantage to which the Manager was not legally entitled or (c) with respect to a distribution subject to the provisions of Section 508 of the Act, the Manager's acts were not performed in accordance with Section 409 of the Act.

5.6   Indemnification. The Limited Liability Company shall indemnify and hold harmless any Member or the Manager from and against any and all claims and demands whatsoever (including, without limitation, such as may result from any threatened or actual civil or criminal action or proceeding) incurred or made by reason of such Member's or Manager's status as such, to the full extent provided in Section 420 of the Act as now in effect or hereafter amended or in any similar provision hereafter enacted.

5.7   Considerations in Manager's Decisions. In discharging his or her duties, the Manager shall consider the effects of any action or inaction on: i) the members of the Company; ii) the employees and work force of the Company, its subsidiaries, affiliates and its suppliers; iii) the interests of its customers as beneficiaries of the purpose of the Company to have a material positive impact on society and the environment; iv) community and societal factors, including those of each community in which offices or facilities of the Company, its subsidiaries, or its suppliers are located; v) the local and global environment; vi) the short-term and long-term interests of the Company, including benefits that may accrue to the Company from its long-term plans and the possibility that these interests may be best served by the continued independence of the Company; and vii) the ability of the Company to create a material positive impact on society and the environment, taken as a whole.

SECTION 6. INDEMNIFICATION

The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager,

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employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

SECTION 7.   SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

7.1   Organization Expenses. All expenses incurred in connection with organization of the Company will be paid by the Company.

7.2   Salary. No salary will be paid to a Member for the performance of his or her duties under this Agreement unless the salary has been approved in writing by the Board.

7.3   Legal and Accounting Services. The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

SECTION 8.   BOOKS OF ACCOUNT, ACCOUNTING REPORTS, TAX RETURNS,

                FISCAL YEAR, BANKING

8.1   Method of Accounting. The Company will use the appropriate method of accounting for financial reporting and tax purposes as determined by the Manager(s) in consultation, if needed, with legal and accounting professionals.

8.2   Fiscal Year; Taxable Year. The fiscal year and the taxable year of the Company is the calendar year.

8.3   Capital Accounts. The Company will maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles.

8.4   Banking. All funds of the Company will be deposited in a separate bank account or in an account or accounts of a savings and loan association in the name of the Company. Company funds will be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government.

8.5 Inspection Rights. The Company's Articles of Organization, Operating Agreement, and Policy Manual shall be open to inspection by the Members at all reasonable times during business hours. Any such inspection may be made in person or by agent or attorney and the right of inspection includes the right to copy and make extracts. The accounting books and records and minutes of proceedings of the Members and the Board shall be open to inspection upon the demand on the Company of any Member at any reasonable time, for a purpose reasonable related to such person's interests as a Member. Every Officer and Board Director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the Company. All of the aforementioned records may be kept in written form or in any other form capable of being converted to legible form.

SECTION 9.   DISSOLUTION AND WINDING UP OF THE COMPANY

9.1   Dissolution. The Company will be dissolved on the happening of any of the following events:

9.1.1   the sale, transfer, or other disposition of all or substantially all of the property of the Company;

9.1.2   the agreement of all of the Members;

9.1.3   by operation of law.

9.2   Winding Up. On the dissolution of the Company (if the Company is not continued), the Members must take full account of the Company's assets and liabilities, and the assets will be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, will be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 4 of this Agreement, and the Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

9.2.1. to payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

9.2.2. to the payment and discharge of any Company debts and liabilities owed to Members;

9.2.3 to the Members holding Membership Units (Community-Owners) in the amount equal to the balances in their internal accounts or, if said residual assets are insufficient, then on a pro rata basis in proportion to the relative balances in their internal accounts;

9.2.4 After all members have received the amounts in their internal capital accounts, any assets shall be distributed to a qualified nonprofit corporation determined to be a charitable organization located in Springville, New York and with a mission to generally improve the area through the arts. If no such entity exists, the Manager may distribute any remaining assets to any qualified nonprofit corporation determined to be a charitable organization located in Springville, New York.

SECTION 10.   GENERAL PROVISIONS

10.1   Amendments. Amendments to this Operating Agreement may be proposed by the Board or a group of twenty members. A proposed amendment will be adopted and become effective as an amendment only on the written approval of 80 percent of the Membership Units in the Company.

10.2   Governing Law. This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of New York (without regard to principles of conflicts of law).

10.3   Entire Agreement; Modification. This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the members other than those in this Agreement or referred to or provided for in this Agreement.

10.4   Further Effect. The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

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10.5   Severability. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

10.6   Captions. The captions used in this Agreement are for the convenience of the parties only and will not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

10.7   Notices. All notices required to be given by this Agreement will be in writing and will be effective when actually delivered or, if mailed, when deposited as certified mail, postage prepaid, directed to the addresses first shown above for each Member or to such other address as a Member may specify by notice given in conformance with these provisions to the other Members.

10.8.   Informal Resolution. The Members agree that in the event of any dispute or disagreement solely between or among any of them arising out of, relating to, or in connection with this Agreement or the Company or its organization, formation, business, or management, the Members shall use their best efforts to resolve any dispute arising our of or in connection with this Agreement by good-faith negotiation and mutual agreement. The Members shall meet at a mutually convenient time and place to attempt to resolve any such dispute.

10.9 Mediation. In the event that a member dispute cannot be resolved, such parties shall first attempt to settle such dispute through a nonbinding mediation proceeding. In no event shall the results of any mediation proceeding be admissible in any arbitration or judicial proceeding.

10.10 Arbitration. In the event that any party to a mediation proceeding pursuant to this Section is not satisfied with the results thereof, then any unresolved disputes shall be submitted to a final and binding arbitration proceeding in accordance with the Rules of the American Arbitration Society, unless mutually agreed otherwise.

10.11   Attorney Fees. In the event of any suit or action to enforce or interpret any provision of this Agreement (or that is based on this Agreement), the prevailing party is entitled to recover, in addition to other costs, reasonable attorney fees in connection with the suit, action, or arbitration, and in any appeals. The determination of who is the prevailing party and the amount of reasonable attorney fees to be paid to the prevailing party will be decided by the arbitrator, court or courts, including any appellate courts, in which the matter is tried, heard, or decided.

This Amended OPERATING AGREEMENT has been duly adopted by written consent of at least 80% of the Membership shares on July 4, 2025 or soon thereafter. The following persons give written consent to this amendment via an electronic signature:

Publication Name	*Legal Name / Entity*			*# of Shares*	*Signature*
Allison Duwe	Allison	K	Duwe	44	Allison Duwe
E. Seth Wochensky	E. Seth		Wochensky	40	[illegible]
Carolyn Wong	Carolyn		Wong	40	[illegible]
John & Mary Jane Miess	John	P	Miess	40	John & Mary Jane Miess
Liz Duwe	Elizabeth	A	Duwe	20	[illegible]
Tammy Bartokvich	Tammy		Bartokvich	15	Tammy Bartokvich
Kimberley Mansfield	Kimberley	J	Mansfield	12	Kimberley Mansfield
Mike & Connie Pendl	Michael	P	Pendl	12	Michael P. Pendl
Jean Kessler	Jean	M	Kessler	12	
Ginny Elliott	Virginia	G	Elliott	10	
Ray & Julia Hilliker	Raymond	A	Hilliker	10	Ray & Julia Hilliker
Springville All Star Marching Band	E	S	Wochensky	10	[illegible]
Evelyn Anderson	Evelyn	K	Anderson	10	[illegible]
Mary Carol Dearing	Mary Carol		Dearing	8	Mary Carol Dearing
Linda & Marty Hoffman	Martin	T	Hoffman	8	Linda & Marty Hoffman
Bob & Sue Sorensen	Robert	G	Sorensen	8	[illegible]
Tracy & Jeff Maybray	Tracy		Maybray	8	Tracy & Jeff Maybray

14

Ellen & Jeff Wilson	Ellen	B	Wilson	8	*Creekside Physical Therapy PC*
De & Dolf Bonenberger	Delia	G	Bonenberger	8	*De Bonenberger*
Andrea Domst	Andrea		Domst	6	
John & Linda Antkowiak	John	M	Antkowiak	5	*John Antkowiak*
Andy Smith	Alexandra	A	Smith	5	*Andy Smith*
Mark & Sherry Stevens	Mark		Stevens	5	*Mark & Sherry Stevens*
Ann Converso	Ann	P	Converso	5	*Ann Converso*
Bill McGirr	William		McGirr	4	*William McGirr*
Sandra Rhoades	Sandra	J	Rhoades	4	*Sandra Rhoades*
Michael Sharrer	Michael	D	Sharrer	4	*Michael Sharrer*
Donald Smallback	Donald	E	Smallback	4	*Donald Smallback*
Jaime & Corey Thompson	Cordell		Thompson	4	
Francis & Helene Kowsky	Francis	R	Kowsky	4	*Francis Kowsky*
Diana Strablow	Diana	S	Strablow	4	
Christie & Dan Greene	Christine	J	Greene	4	*Christie & Dan Greene*
George Klemens	George		Klemens	4	*George Klemens*
Walt Kammer	Walter	A	Kammer	4	*Walt Kammer*
Joyce Abbott	Joyce		Abbott	4	*Joyce Abbott*
James Bialasik	James	E	Bialasik	4	
Liz Bligh	Elizabeth		Bligh	4	*Elizabeth Bligh*
Reed Braman	Reed		Braman II	4	*Reed Braman*

Lisa Clark	Lisa		Clark	4	*Lisa Clark*
Maureen K Diehl	Maureen	K	Diehl	4	
Kathleen Duwe	Kathleen	M	Duwe	4	*Kathleen Duwe*
Debbie & John Ehrig	John	J	Ehrig	4	*Debbie & John Ehrig*
Mimo Fried	Marilyn	J	Fried	4	*Mimo Fried*
Kasey Gaines	Katherine		Gaines	4	*Kasey Gaines*
Joe Giroux	Edward Joseph		Giroux Jr.	4	
Lynne Giroux	Lynne	B	Giroux	4	*Lynne Giroux*
Ken Gross	Kenneth	W	Gross	4	
Tom & Jolene Hawkins	Thomas	A	Hawkins	4	
Elliott Hutten	Elliott		Hutten	4	*Elliott Hutten*
Audrey Mang	Audrey		Mang	4	*A. Mang*
Janice McCullough-Howe	Janice		McCullough-Howe	4	
Rich & Eugenie Myers	Richard		Myers	4	
Lia Oprea	Roderick Trust		c/o Emilia Oprea	4	
Olmsted Camp	Emilia		Oprea	4	
Julie Rzepecki	Julie	A	Rzepecki	4	
Dave Stahley	David	R	Stahley	4	
Judy Wright	Judith	A	Wright	4	
Sam Magavern & Monica Angle	Samuel	D	Magavern II	4	
Ed & Carol Gath	Edward	M	Gath	4	

16

Lisa Clark	Lisa		Clark	4	_____
Maureen K Diehl	Maureen	K	Diehl	4	_____
Kathleen Duwe	Kathleen	M	Duwe	4	_____
Debbie & John Ehrig	John	J	Ehrig	4	_____
Mimo Fried	Marilyn	J	Fried	4	_____
Kasey Gaines	Katherine		Gaines	4	_____
Joe Giroux	Edward Joseph		Giroux Jr.	4	_____
Lynne Giroux	Lynne	B	Giroux	4	_____
Ken Gross	Kenneth	W	Gross	4	_____
Tom & Jolene Hawkins	Thomas	A	Hawkins	4	_____
Elliott Hutten	Elliott		Hutten	4	_____
Audrey Mang	Audrey		Mang	4	_____
Janice McCullough-Howe	Janice		McCullough-Howe	4	_____
Rich & Eugenie Myers	Richard		Myers	4	*Rich & Eugenie Myers*
Lia Oprea	Roderick Trust		c/o Emilia Oprea	4	*Lia Oprea*
Olmsted Camp	Emilia		Oprea	4	*Lia Oprea*
Julie Rzepecki	Julie	A	Rzepecki	4	*Julie A Rzepecki*
Dave Stahley	David	R	Stahley	4	*Dave Stahley*
Judy Wright	Judith	A	Wright	4	_____
Sam Magavern & Monica Angle	Samuel	D	Magavern II	4	*Sam Magavern & Monica Angle*
Ed & Carol Gath	Edward	M	Gath	4	*Ed & Carol Gath*

Jack & Carla Roetzer	John	M	Roetzer	4	*Jack & Carla Roetzer*
Henry Duwe	Henry	C	Duwe	4	
Lucas Duwe	Lucas	C	Duwe	4	*Lucas Duwe*
Joseph & Jennifer Williams	Joseph	R	Williams	4	*Joseph & Jennifer Williams*
Will Samuel	Willom		Samuel	3	*Will Samuel*
Asa Cerasani	Asa		Cerasani	3	*Asa Cerasani*
Sharon Anderson	Sharon		Anderson	3	*Sharon Anderson*
Norman Uhteg	Norman		Uhteg	3	
Julie Noeson	Julie	A	Clark	3	*Julie Clark Noeson*
Kathleen Pisaro	Kathleen	E.	Pisaro	2	
Doris E. Steiner	Doris	E	Steiner	2	
PJ Fraser	Patricia	J	Fraser	2	
Miquela Cerrone	Miquela	L	Cerrone	2	*Miquela Cerrone*
Shannon Rosenswie	Springville Eye Care, LLC			2	*Shannon Rosenswie*
Donna Reynolds	Donna	M	Reynolds	2	*Donna Reynolds*
Olivia Anderson	Olivia		Anderson	2	*Sharon Anderson*
David & Linda Dains	Linda	A	Dains	2	
Timothy & Virginia Siepel	Virginia	E	Siepel	2	*Timothy & Virginia Siepel*
Christina & Justin Domes	Justin		Domes	2	*Christina & Justin Domes*
Aurora Waldorf School	Jaime		Thompson	2	
Jessica Steele	Jessica	I	Steele	2	

Jim & Elaine Krezmien	James	M	Krezmien	2	*Jim & Elaine Krezmien*
Julie & Rob Moriarty	Julianne	M	Moriarty	1	
Bob Brachmann & Barbara Fox	Barbara	T	Fox	1	*Barbara Fox*
Barney Harrison	Clarence	L	Harrison	1	
Dennis Lell	Dennis	L	Lell	1	*Dennis Lell*
Lori & Bruce Morrell	Lori	H	Morrell	1	*Lori & Bruce Morrell*
Thomas Lango	Thomas		Lango	1	
Sue Fischbeck & Pat Hurley	Susan		Fischbeck	1	*Sue Fischbeck & Pat Hurley*
Emily King	Emily	M	King	1	
Andrea Simmons	Andrea	L	Simmons	1	*Andrea Simmons*
Rock Termini	Charles	R	Termini	1	
Termini Associates	Charles	R	Termini	1	
Gary Thamer	Gary		Thamer	1	
Nicole Kubiczki & Ben Collier	Benjamin	S	Collier	1	*Nicole Kubiczki & Ben Collier*
Kimberly Moritz	Kimberly	S	Moritz	1	*Kimberly Moritz*
Jessica Ritchie	Jessica	R	Ritchie	1	
Samuel Ritchie	Samuel	S	Ritchie	1	
Allison Ritchie	Allison	K	Ritchie	1	
Gerry Hashagen	Gerald		Hashagen	1	*Gerry Hashagen*
Melyssa Prouty	Lyssa		Oakley	1	
Kelley Baker-Ewert & Kevin Ewert	Kelley	D	Baker-Ewert	1	*(signature)*

18

Schuster Family	Jessica	A	Schuster	1	_____
Patti Kreinheder	Patricia	A	Kreinheder	1	_____
Geoffrey Gorsuch	Geoffrey	G	Gorsuch	1	*Geoffrey Gorsuch*
Chris & Marty Snyder	Mary	C	Snyder	1	_____
Susan Russell	Susan	C	Russell	1	*Susan Russell*
Carol Brucato	Carol	A	Brucato	1	*Carol Brucato*
Kathleen West	Kathleen		West	1	_____
Larry Cline	Lawrence	E	Cline	1	_____
Harold & Linda Blesy	Linda	M	Blesy	1	_____
Donna Andres	Donna	L	Andres	1	_____
R.J. Andres	Robert	J	Andres	1	_____
Barb Reed	Barbara	J	Reed	1	_____
Ron & Kristine Macchioni	Ronald	G	Macchioni	1	_____
Jonathan Reynolds	Jonathan		Reynolds	1	_____
Ron & Marcia Ayler	Ronald	W	Ayler	1	_____
Wendy & John Piasecki	Wendy	D	Piasecki	1	_____
Donna & Steve Krzes	Donna	J	Krzes	1	_____
Cathie Phelps	Catherine	L	Phelps	1	_____
Chris Wojtowicz	Christopher	A	Wojtowicz	1	_____
Julie Francisco	Julie	R	Francisco	1	_____
Tom & Patty Durham	Thomas		Durham	1	_____

Schuster Family	Jessica	A	Schuster	1	_____
Patti Kreinheder	Patricia	A	Kreinheder	1	_____
Geoffrey Gorsuch	Geoffrey	G	Gorsuch	1	_____
Chris & Marty Snyder	Mary	C	Snyder	1	_____
Susan Russell	Susan	C	Russell	1	_____
Carol Brucato	Carol	A	Brucato	1	_____
Kathleen West	Kathleen		West	1	_____
Larry Cline	Lawrence	E	Cline	1	*Larry Cline*
Harold & Linda Blesy	Linda	M	Blesy	1	*Linda Blesy*
Donna Andres	Donna	L	Andres	1	_____
R.J. Andres	Robert	J	Andres	1	_____
Barb Reed	Barbara	J	Reed	1	_____
Ron & Kristine Macchioni	Ronald	G	Macchioni	1	_____
Jonathan Reynolds	Jonathan		Reynolds	1	_____
Ron & Marcia Ayler	Ronald	W	Ayler	1	*Ron & Marcia Ayler*
Wendy & John Piasecki	Wendy	D	Piasecki	1	*Wendy & John Piasecki*
Donna & Steve Krzes	Donna	J	Krzes	1	_____
Cathie Phelps	Catherine	L	Phelps	1	*Cathie Phelps*
Chris Wojtowicz	Christopher	A	Wojtowicz	1	_____
Julie Francisco	Julie	R	Francisco	1	_____
Tom & Patty Durham	Thomas		Durham	1	*Tom & Patty Durham*

Bryan & Elaine Mitchell	Elaine		Mitchell	1	_____
Luke & Samantha Skura	Samantha	A	Skura	1	_____
Holly Nachbar	Holly	R	Nachbar	1	_____
Marlene & Jim Martinez	Marlene	A	Vullo-Martinez	1	*Marlene & Jim Martinez*
Kathy & Gerry Andrews	Kathylynn	G	Andrews	1	*Kathy & Gerry Andrews*
Lynn & Gary Waldman	Lynn		Waldman	1	*Lynn & Gary Waldman*
Claire Wrazin	Claire		Wrazin	1	*Claire Wrazin*
Berta Jones	Roberta	H	Jones	1	_____
Felicatas Kusch-Lango	Felicitas		Kusch-Lango	1	_____
Lynette Johnson	Lynette		Johnson	1	*Lynette Johnson*
Sylvie Cote-Nace	Sylvie		Cote-Nace	1	_____
Marie Evans	Marie	B	Evans	1	*Marie Evans*
Thomas Weaver	Thomas	D	Weaver	1	*Thomas Weaver*
Bill & Joanne May	Joanne	G	May	1	_____
Rhonda Hoppel	Rhonda	L	Hoppel	1	*Rhonda Hoppel*
Dave & Wendy Thompson	Wendy	R	Thompson	1	*Dave & Wendy Thompson*
Bill Neff	William	C	Neff	1	*William C Neff*
Rachel Neff	Rachel	M	Neff	1	*Rachel Neff*
Devin Kowalske & Josh White	Joshua		White	1	_____
Kelly & Eric Tuberdyke	Eric		Tuberdyke	1	*Kelly & Eric Tuberdyke*
Kathleen Moriarty Fleming	Kathleen	M	Fleming	1	*(signature)*

Joanne & Vern Ridder	Joanne		Ridder	1	_____
Gary Hanley	Gary		Hanley	1	*Gary Hanley*
Renee Hanley	Renee		Hanley	1	*Renee Hanley*
The Cudney Family	Mary	B	Cudney	1	*The Cudney Family*
Kathy McGoldrick & Rodney Tolley	Kathleen	E	McGoldrick	1	*Kathy McGoldrick & Rodney Tolley*
Alexis Duwe	Alexis	D	Duwe	1	_____
Charlotte Tahk	Charlotte	T	Tahk	1	_____
Jim Myers	James	D	Myers	1	_____
John & Sheila Heapes	Mary Carol		Dearing	1	*John & Sheila Heapes*
Pam Heary	Pamela	J	Heary	1	*(signature)*
John & Anne Northrup	John	D	Northrup	1	*John & Anne Northrup*
Rich Federowicz & Tracy Gath	Richard	D	Federowicz	1	_____
Donelle Thomas	Donelle	M	Thomas	1	_____
Heidi Schnell & Art Leavens	Heidi	H	Schnell	1	*Heidi Schnell & Art Leavens*
Ashley Lowry	Ashley	R	Lowry	1	*Ashley Lowry*
Joe Lowry	Joseph	M	Lowry III	1	_____
Jennifer Morris	Jennifer	L	Morris	1	_____
Natalie & David Paradowski	David	P	Paradowski	1	_____
Angie French	Angela	J	French	1	_____
Ed White	Edward	N	White	1	_____
Margaret Parke	Margaret	G	Parke	1	_____

21

Joanne & Vern Ridder	Joanne		Ridder	1	____________________
Gary Hanley	Gary		Hanley	1	____________________
Renee Hanley	Renee		Hanley	1	____________________
The Cudney Family	Mary	B	Cudney	1	____________________
Kathy McGoldrick & Rodney Tolley	Kathleen	E	McGoldrick	1	____________________
Alexis Duwe	Alexis	D	Duwe	1	____________________
Charlotte Tahk	Charlotte	T	Tahk	1	____________________
Jim Myers	James	D	Myers	1	____________________
John & Sheila Heapes	Mary Carol		Dearing	1	____________________
Pam Heary	Pamela	J	Heary	1	____________________
John & Anne Northrup	John	D	Northrup	1	____________________
Rich Federowicz & Tracy Gath	Richard	D	Federowicz	1	____________________
Donelle Thomas	Donelle	M	Thomas	1	____________________
Heidi Schnell & Art Leavens	Heidi	H	Schnell	1	____________________
Ashley Lowry	Ashley	R	Lowry	1	____________________
Joe Lowry	Joseph	M	Lowry III	1	[illegible]
Jennifer Morris	Jennifer	L	Morris	1	Jennifer Morris
Natalie & David Paradowski	David	P	Paradowski	1	Natalie & David Paradowski
Angie French	Angela	J	French	1	Angela French
Ed White	Edward	N	White	1	Margaret Parke
Margaret Parke	Margaret	G	Parke	1	Ed White

Eve Everett & David Dulauski	Eve	C	Everett	1	
Wendy & Bill Cocca	Wendy	S	Cocca	1	Wendy S Cocca
Mollie Vacco	Mollie	L	Vacco	1	Mollie Vacco
Roberto Petrilli	Roberto		Petrilli	1	
Laura Solly	Daff Dry Goods			1	Laura Solly
Jim & Jean Thompson	Wendy	R	Thompson	1	
Anne & Travis Pufpaff	Anne		Pufpaff	1	
Jen & Chuck Weber	Charles		Weber	1	Jen & Chuck Weber
Katherine Haberer	Katherine		Haberer	1	[illegible]
Cheryl Ann Mallen	Cheryl	A	Mallen	1	
Marie Uhteg	Marie	A	Uhteg	1	
Anita & Duane Domes	Anita		Domes	1	Anita & Duane Domes
Anita & Duane Domes	Duane		Domes	1	Anita & Duane Domes
Ethan & Hillary Bird	Hillary		Bird	1	
Ann Zerfas	Ann	E.	Zerfas	1	Ann Zerfas
Skippy, Shmooch and Mr. B	Norbert	R	Bukowski III	1	
Janet Berges	Janet	L	Berges	1	Janet Berges
Sheri & Scott Carter	Sheri		Carter	1	Sheri & Scott Carter
Joe & Joni Krzes	Joan		Krzes	1	Joe & Joni Krzes
Chloe Krouse	Chloe		Krouse	1	Chloe Krouse
Kyle Pietrosanto & Kimberly Kotlarz	Kyle		Pietrosanto	1	

Tim & Trisha Kirst	Patricia	E	Kirst	1	_____
Augustus Williams	Helen	M	Williams	1	*Augustus Williams* _____
Alane Young	Alane		Young	1	*Alane Young* _____
Monika & Charlie Harrigan	Monika		Harrigan	1	*Monika & Charlie Harrigan* _____
Gregory Culver	Gregory		Culver	1	_____
Alexandrea Simmons	Alexandrea		Simmons	1	*Alexandrea Simmons* _____
Chelsea Rubin	Chelsea		Rubin	1	*Chelsea Rubin* _____

The following owners signed in person

_____   _____   _____
Name   # of Shares   Signature

_____   _____   _____
Name   # of Shares   Signature

_____   _____   _____
Name   # of Shares   Signature

_____   _____   _____
Name   # of Shares   Signature

_____   _____   _____
Name   # of Shares   Signature

_____   _____   _____
Name   # of Shares   Signature

_____   _____   _____
Name   # of Shares   Signature

CERTIFICATION OF VOTE

I, Seth Wochensky, LLC Manager of Art's Cafe Community Owners, LLC certify that the minimum amount of signatures representing 80 percent of shares (80%) needed to make changes to the Operating Agreement has been met making the changes effective as of July 9, 2025.

_____
Seth Wochensky
LLC Manager

EXHIBIT E: SUMMARY FOR LLC AGREEMENT

Disclosure

This summary of the Art's Cafe Community Owners LLC operating agreement was generated using ChatGPT and reviewed by the Manager of Art's Cafe Community Owners LLC. While accuracy is a goal, you are encouraged to verify important information by reviewing the operating agreement in its entirety.

---

1. Company Structure & Purpose

- **Entity**: Art's Café Community Owners, LLC, NY LLC.
- **Purpose**: Support the 5 East Main St., Springville redevelopment (Art's Café) and related projects, aiming for positive social and environmental impact.
- **Term**: Perpetual.
- **Principal Office**: 5 East Main Street, Springville, NY 14141.

2. Membership Structure

- **Single Class (Community-Owners):**
  - **Eligibility**: Open to individuals/entities purchasing at least 1 unit ($250/unit) with manager approval.
  - **Voting**: 1 vote per unit owned.
  - **Profit Sharing**: Members receive **100% of profits, losses, credits, distributions**.
  - **Capital Accounts**: Maintained for each member; no interest on contributions unless specified.
  - **Transfers**:
    - Transfers require manager approval.
    - On death/incompetency/bankruptcy, successors receive **economic rights only** until admitted by the manager.
    - Members may request repurchase after 10 years at internal capital account value; repurchase is at the manager's discretion.

3. Financial Provisions

- **Profit/Loss Allocation**: Proportional to each member's capital interest.
- **Distributions**: Discretionary, based on available net cash after reserves.
- **No guaranteed return of capital** outside agreement terms.

4. Board of Directors

- **Purpose**: Oversees strategic direction, finances, operations.
- **Structure**: 3–9 directors elected for 3-year staggered terms.
- **Initial Board** (post-approval):
  - Missy Singer DuMars
  - Martin Hoffman
  - Joseph Williams
- **Eligibility**: Must be members in good standing.
- **Meetings**: At least annually in Springville; special meetings may be called.
- **Quorum**: 3 or ⅔ of current directors, whichever is greater.
- **Voting**: Actions require ⅔ vote of directors present.
- **Officers**: Chairperson and Clerk elected annually.
- **Removal**: By ⅔ board vote for cause only (e.g., bankruptcy, incapacity, legal issues, willful disregard).
- **Vacancies**: Board may continue to operate until filled.
- **Powers**:
  - Day-to-day management handled by **Manager**.
  - Board retains power to:
    - Appoint/remove Manager.
    - Approve annual budget/compensation.
    - Initiate public membership campaigns.
    - Grant membership units for labor or contributions.
  - Members (80% vote) retain rights to:
    - Merge/consolidate.
    - Amend the Operating Agreement.
    - Dissolve the LLC.

5. Manager

- Appointed annually by the Board.
- Manages daily operations within Board and membership constraints.
- Duties:
  - Maintain legal existence and filings.
  - File tax returns.
  - Bind the company in transactions (except where Board/Member approval is required).
- Must act in **good faith** with prudent care; protected from liability except for bad faith, misconduct, or legal violations.
- Must consider stakeholder, community, and environmental impacts in decisions.

6. Indemnification

- Company indemnifies members, manager, employees, and agents acting in good faith against legal claims and expenses.

7. Salaries & Expenses

- No salaries to members unless Board-approved.
- Company may pay organization expenses and obtain legal/accounting services as needed.

8. Books & Records

- Maintains capital accounts for members.
- Fiscal year = calendar year.
- Funds held in insured accounts.
- Members have inspection rights for company documents and financials during business hours.

9. Dissolution & Liquidation

- Triggers:
  - Sale/disposition of all/substantially all assets.
  - Unanimous member agreement.
  - By law.

- Asset distribution order:
  - Liquidation expenses and debts to third parties.
  - Debts owed to members.
  - Distribution to members per capital accounts.
  - Remaining assets to a qualified Springville arts nonprofit, or if unavailable, another qualified nonprofit in Springville.

10. General Provisions

- **Amendments**: Require 80%-member approval.
- **Governing Law**: New York.
- **Dispute Resolution**:
  - Good-faith negotiation.
  - Nonbinding mediation.
  - Binding arbitration (AAA rules).

- **Attorney Fees**: Prevailing party entitled to reasonable fees in disputes.

EXHIBIT F: FINANCIAL STATEMENTS

Art's Cafe Community Owners, LLC

Financial Statements
(Unaudited)
And Independent Accountant's Review Report

December 31, 2024

Table of Contents



ACPA

Adamchick CPA PC

12 North Buffalo Street Springville, New York 14141 716.202.1967

June 27, 2025

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Trustees of

Art's Cafe Community Owners, LLC

Springville, NY 14141

I have reviewed the accompanying financial statements of Art's Cafe Community Owners, LLC, which comprise of the balance sheets as of December 31, 2023 and 2024, and the related statements of operations and members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of entity management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Art's Café Community Owners, LLC and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Mark L. Adamchick

Adamchick CPA P.C.

Springville, NY 14141

Art's Cafe Community Owners, LLC
Balance Sheet
December 31, 2023 and 2024

	2024		2023	
ASSETS				
Current Assets				
Checking/Savings				
ACCO Checking	$	5,903	$	3,202
Total Checking/Savings		5,903		3,203
Other Current Assets				
Due From Arts Cafe		2,345		2,345
Exchange		250		250
Interest Receivable - ACM		2,943		2,943
Loan to Arts Cafe		54,250		69,250
Total Other Current Assets		59,788		74,788
Total Current Assets		65,691		77,990
Other Assets				
ACS Equity Investment		186,436		186,436
Equity Ownership in ACM		5,000		5,000
Syndication Costs		25,076		25,076
Total Other Assets		216,512		216,512
TOTAL ASSETS	$	282,203	$	294,502
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Other Current Liabilities				
2022 Equity Deposit Exchange	$	500	$	500
Exchange		1,000		1,000
Total Other Current Liabilities		1,500		1,500
Total Current Liabilities		1,500		1,500
Long Term Liabilities				
Class B Bond		69,250		84,250
Total Long Term Liabilities		69,250		84,250
Total Liabilities	$	70,750	$	85,750
Equity				
Class A Membership	$	160,484	$	160,457
Class A Ownership 2021		2,250		2,250
Class C Membership		48,719		46,045
Total Equity		211,453		208,752
TOTAL LIABILITIES & EQUITY	$	282,203	$	294,502

Art's Cafe Community Owners, LLC
Statement of Operations and Members' Equity
For the Years Ended December 31, 2023 and 2024

	2024	2023
Income		
Interest	$ 2,827	$ 5,886
Total Income	2,827	5,886
Expense		
Interest Expense	126	3,496
Office Supplies		294
Total Expense	126	3,789
Net Income	$ 2,701	$ 2,097
Members Equity January 1	208,752	206,655
Member Contributions	-	-
Members Withdrawals	-	-
Members Equity December 31	$ 211,453	$ 208,752

Art's Cafe Community Owners, LLC
Cash flows

OPERATING ACTIVITIES	2024	2023
Net Income	$ 2,701	$ 2,096
Adjustments to reconcile Net Income to net cash provided by operations:		
Loan to ACM	15,000	-
Net cash provided by Operating Activities	17,701	2,096
FINANCING ACTIVITIES		
Class B Bond:	(15,000)	-
Net cash provided by Financing Activities	(15,000)	-
Net cash increase for period	2,701	-
Cash at beginning of period	3,202	1,106
Cash at end of period	$ 5,903	$ 3,202

5

Art's Cafe Community Owners, LLC
Notes to the financial statements.
As of and for the Years Ended December 31, 2023 and 2024

1   NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Art's Café Community Owners (ACCO) is a New York LLC partnership that was created to assist the Springville Center for the Art's create and develop properties in the village of Springville New York.

Significant accounting policies are as follows:

Cash and Cash Equivalents - Cash includes currency on hand, as well as demand deposits with financial institutions. ACCO believes it is not exposed any significant credit risk on cash balances.

Income Taxes – ACCO is a partnership for federal and state tax purposes. All members are subject to federal and state income tax at their respective personal tax rates on its business income.

Subsequent events - The Partnership has reviewed subsequent events occurring through June 29, 2025 the date these financial statements were available to be issued, and determined that no subsequent events occurred requiring accrual of or disclosure in the financial statements.

2. INVESTMENTS

ACCO has invested in, and is a minor shareholder of Art's Cafe Springville LLC, (ACS) a registered New York State Corporation which was formed for the purpose of expanding Springville Center for the Art's mission throughout the purchase and ownership of the building that hosts the Springville Art's Café.

In addition to ACS, ACCO has a $5,000 stake in Café Management LLC. (ACM) An organization which operates the Springville Art's Café facility.

3. BONDS

5 year convertible bonds have been issued to members with a 4.25% interest rate (due annually) and minimum investment amount of $2,000 with $500 increments. The company will pay back principal in whole or in part at any time without penalty. The bonds are due in 5 years with an option of renewing for another 5 years or converting to class A Membership. Bond repayment is due after 10 years of issue.

4. ART'S CAFÉ MANAGEMENT LOAN

On August 4, 2020, in Alignment with its stated purpose ACCO had loaned ACM $71,725 at a 4.25% interest rate payable annually on January 1st of each year. The principal is due in full on August 4, 2030. At the time of the loan ACCO converted $5,000 of the debt to an equity position leaving $66,725 remaining on the loan. The current receivable balance is $54,250 at December 31, 2024.

5 ALLOCATION OF PARTNERSHIP PROFITS AND LOSSES

Net investment income or loss, net realized gain or loss and unrealized gain or loss from investments are allocated to the partners as follows

Class A Membership   1% of Profits and Losses

Class C Membership   99% of Profits and Losses

EXHIBIT G: COMMUNITY SHAREHOLDER SURVEY



Community Shareholder Survey

In 2024, Art's Cafe management undertook an digital survey to help guide future planning efforts. The results of the responses from shareholders are as follows:

How often do you visit the Cafe?

20%
13.3%
46.7%
More than once per week
Once per week
Less than once per week
Less than once per month
Try for once a week, but more often in the winter than summer.
sometimes several times a week but at least once a week.
Twice per month

The Cafe is currently closed on Tuesdays. If we were to open on Tuesday, would this:

46.7%
46.7%
Increase your visits to the Cafe?
Not change your visits to the Cafe?
Well, it would offer a day we could consider visiting!


Which of the following options is most likely to increase your visits to the Cafe?
40%
40%
20%
Earlier Morning Hours
Open Tuesday
Evening Specials like Pizza Pop-Up

Similar results were shown from an expanded survey of both shareholder and non-shareholder customers. About 34% visit at least once/week, and 79% visit at least once/month. Over half (59%) answered that if the café were opened on Tuesdays, it would increase visits.

Comments from the wider survey highlighted the desire for a wider menu but also shows that people from farther away enjoy visiting during the week. Another customer stated a desire for a more permanent display of handcrafted items that are typically only sold in December: “More side options for the menu or menu variety would be nice especially for events.” “I hope the expanded café will house a permanent display of handmade crafts available for sale to customers and the public. (Similar to Petit Noel but year-round).” “The Café has given the Springville people a wonderful place to pursue their artistic passions in a very friendly, affordable, and encouraging way.” “I’m not exactly local (45 min drive from the north towns) so I usually visit when there is music or another event. And I usually come mid-week because of conflicts with events in the Buffalo area on weekends.”



Customer Survey

The results of the responses from non-shareholders are as follows:

How often do you visit the Cafe?

41.4%
20.7%
17.2%
17.2%
More than once per week
Once per week
Less than once per week
Less than once per month
Once a month

The Cafe is currently closed on Tuesdays. If we were to open on Tuesday, would this:

31%
58.6%
Increase your visits to the Cafe?
Not change your visits to the Cafe?
I work days, I have evenings off and love night cafes. Think Cafe Lena.
Not sure
not sure



Which of the following options is most likely to increase your visits to the Cafe?

- 🔵 Earlier Morning Hours
- 🔴 Open Tuesday
- 🟠 Evening Specials like Pizza Pop-Up

37.9%
44.8%
17.2%